As filed with the Securities and Exchange Commission on [●], 2014

Registration No. 333-196375

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Spark Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**4931**	**46-5453215**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification No.)*

2105 CityWest Blvd., Suite 100
Houston, Texas 77042
(713) 600-2600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gil Melman
Vice President, General Counsel and Corporate Secretary
2105 CityWest Blvd., Suite 100
Houston, Texas 77042
713-600-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Beck Sarah K. Morgan Vinson & Elkins L.L.P 1001 Fannin St., Suite 2500 Houston, Texas 77002-6760 (713) 758-2222	David C. Buck Stephanie C. Beauvais Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 (713) 220-4200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock	3,450,000	$21.00	$72,450,000	$9,332

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes Class A common stock issuable upon exercise of the underwriters' option to purchase additional Class A common stock.

(2) Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



SUBJECT TO COMPLETION, DATED [●], 2014

PRELIMINARY PROSPECTUS

3,000,000 Shares

sparkenergy

SPARK ENERGY, INC.

CLASS A COMMON STOCK

This is the initial public offering of our Class A common stock, par value $0.01 per share. We are selling 3,000,000 shares of Class A common stock in this offering.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is expected to be between $19.00 and $21.00 per share. We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol "SPKE."

We have granted the underwriters an option to purchase from us up to 450,000 additional shares of Class A common stock.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See "Risk Factors" and "Prospectus Summary—Emerging Growth Company Status."

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile. See "Risk Factors."

Investing in our Class A common stock involves risks. See "Risk Factors" on page 25.

	Per Class A Share	Total
Price to Public	$	$
Underwriting Discounts and Commissions[1]	$	$
Proceeds to Spark Energy, Inc.[2]	$	$

(1) Includes a structuring fee equal to 0.50% of the gross proceeds of this offering payable to Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated. Please read "Underwriting."

(2) None of the net proceeds from this offering will be retained by Spark Energy, Inc. Please see "Use of Proceeds."

Delivery of the shares of Class A common stock will be made on or about , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Baird

Stifel

Janney Montgomery Scott

Wunderlich Securities

BB&T Capital Markets

J.J.B. Hilliard, W.L. Lyons, LLC

U.S. Capital Advisors

SOCIETE GENERALE

Natixis

RB International Markets

, 2014.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, including the information under the headings "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma combined financial statements and the related notes thereto appearing elsewhere in this prospectus. The information presented in this prospectus assumes (i) an initial public offering price of $20.00 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of Class A common stock.

In this prospectus, unless the context otherwise requires, the terms "Spark Energy," "the Company," "we," "us" and "our" refer collectively to (i) the combined business and assets of the retail natural gas business and asset optimization activities of Spark Energy Gas, LLC ("SEG") and the retail electricity business of Spark Energy, LLC ("SE") before the completion of our corporate reorganization in connection with this offering and (ii) Spark Energy, Inc. and its subsidiaries as of the completion of our corporate reorganization and thereafter. See "Corporate Reorganization." References to "Spark Energy Ventures" refer to Spark Energy Ventures, LLC, which owned SEG and SE prior to the transactions we implemented as part of our corporate reorganization. References to NuDevco refer collectively to NuDevco Retail Holdings, LLC ("NuDevco Retail Holdings") and its wholly owned subsidiary, NuDevco Retail, LLC ("NuDevco Retail"), the interim owners of SE and SEG during the corporate reorganization and the owners of the Class B common stock and the related Spark HoldCo units following this offering. References to "Spark HoldCo" refer to Spark HoldCo, LLC, our subsidiary and the direct parent of SEG and SE at the completion of the corporate reorganization. Spark Energy Ventures, NuDevco, SEG and SE have historically been under common control. We have provided a glossary of certain retail energy industry terms used in this prospectus as Appendix A.

Business Overview

We are a growing independent retail energy services company founded in 1999 that provides residential and commercial customers in competitive markets across the United States with an alternative choice for their natural gas and electricity. We purchase our natural gas and electricity supply from a variety of wholesale providers and bill our customers monthly for the delivery of natural gas and electricity based on their consumption at either a fixed or variable price. Natural gas and electricity are then distributed to our customers by local regulated utility companies through their existing infrastructure.

As of May 31, 2014, we operated in 46 utility service territories across 16 states and had approximately 237,600 residential customers and 17,800 commercial customers, which translates to over 392,500 residential customer equivalents ("RCEs"). An RCE is an industry standard measure of natural gas or electricity usage with each RCE representing annual consumption of 100 MMbtu of natural gas or 10 MWh of electricity. We added over 44,800 customers, net of attrition, during the first five months of 2014. For the year ended December 31, 2013, approximately 60% of our retail revenues were derived from the sale of electricity, and the remainder were derived from the sale of natural gas.

We believe our business model is scalable, and our objective is to maximize profitability while proactively managing the risks inherent in our business. To achieve this objective, we actively manage our customer base to allocate retail energy sales between natural gas and electricity based on existing or developing market dynamics. In addition, the diversity in our customer base across geography, commodity and product offerings allows us to mitigate risk and react to changes in the retail energy environment so that we can quickly shift our focus and

We generated net income of $31.4 million and $26.1 million and Adjusted EBITDA of $33.5 million and $40.7 million for the years ended December 31, 2013 and 2012, respectively. For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP, please see "—Non-GAAP Financial Measures." Please also see "Selected Historical and Unaudited Pro Forma Combined Financial and Operating Data."

We intend to pay a cash dividend each quarter to holders of our Class A common stock to the extent we have cash available for distribution to do so. Our targeted quarterly dividend will be $0.3625 per share of Class A common stock, or $1.45 per share on an annualized basis, which amount may be raised or lowered in the future without advance notice. Please see "Cash Dividend Policy."

Business Strategies

Our principal business objectives are to maintain stable cash flows and to grow our business by adding customers and optimizing our existing customer base. We expect to achieve these objectives by executing the following strategies:

- *Continued focus on operational diversification, gross margin optimization and customer lifetime value.* We plan to continue to focus our efforts on diversification of our customer base and optimization of gross margin and customer lifetime value in order to maintain stable cash flows. Maintaining diversity in our customer base across geography, commodity and product offerings allows us to mitigate risk, quickly react to changes in the retail energy environment and redirect our customer portfolio towards more profitable and customer value-enhancing opportunities.

- *Pursue growth opportunities in our existing retail energy markets.* We added over 44,800 customers, net of attrition, during the first five months of 2014. We plan to continue to grow our retail energy customer base within our existing markets using the full range of marketing resources available to us. We will continue to adjust our marketing model based on our estimations of cost, customer quality and market opportunities.

- *Expansion into additional competitive markets that present attractive opportunities.* Over the past three years, we have entered five new utility service territories and, as of May 31, 2014, we are active in 46 utility service territories across 16 states. To complement our growth in our existing markets, we will selectively expand into new competitive states and utility service territories that we believe present an attractive mix of supply, supportive regulatory environments, potential customers and attractive customer value propositions.

- *Focus on creating innovative products.* We will continue creating innovative and competitive product offerings that are responsive to changing market dynamics and customer demand. Our flexible business model enables us to respond quickly to changing market dynamics and customer needs, enhancing the profitability of our business. For example, we recently launched a successful, green, flat-rate natural gas product in certain of our markets that provides the customer with price security while preserving the environment as we retire carbon offsets on the customer's behalf.

- *Expanding our green energy business.* We are actively developing and offering green products that allow our customers to choose environmentally conscious options rather than the traditional energy supply offered by their local utility. Green energy products are a growing market opportunity and typically provide increased unit margins as a result of less competition. We currently offer renewable electricity in all of our electricity markets and carbon neutral natural gas in several of our gas markets.

Prior to the completion of this offering, the following have occurred or will occur:

- SEG and SE were converted from limited partnerships into limited liability companies;
- SEG, SE and an affiliate will enter into an interborrower agreement, pursuant to which such affiliate will agree to be solely responsible for $31.0 million of outstanding indebtedness under our current credit facility, under which SEG, SE and the affiliate are co-borrowers, and SEG and SE will agree to be solely responsible for the remaining $10.0 million of indebtedness outstanding under our current credit facility;
- NuDevco Retail Holdings will contribute all of its interests in SEG and SE to Spark HoldCo in exchange for all of the outstanding units of Spark HoldCo and will transfer 1% of those Spark HoldCo units to NuDevco Retail;
- NuDevco Retail Holdings will transfer Spark HoldCo units having a value of $50,000 to Spark Energy, Inc. in exchange for a promissory note from Spark Energy, Inc. in the principal amount of $50,000 (the "NuDevco Note"), and the limited liability company agreement of Spark HoldCo will be amended and restated to admit Spark Energy, Inc. as its sole managing member; and
- Spark Energy, Inc. will issue 10,750,000 shares of Class B common stock to Spark HoldCo, 10,612,500 of which Spark HoldCo will distribute to NuDevco Retail Holdings, and 137,500 of which Spark HoldCo will distribute to NuDevco Retail.

Immediately prior to the consummation of the offering and following the transactions described above, (i) NuDevco will own 13,747,500 Spark HoldCo units and all of the outstanding shares of Class B common stock of Spark Energy, Inc., (ii) Spark Energy, Inc. will own the managing member interest in Spark HoldCo and 2,500 Spark HoldCo units, and (iii) Spark HoldCo will wholly own SEG and SE. Spark Energy, Inc. will offer 3,000,000 newly-issued shares of Class A common stock hereby to the public (or 3,450,000 shares if the underwriters exercise their option to purchase additional shares in full) and will use the net proceeds from this offering to purchase 2,997,500 Spark HoldCo units (or 3,447,500 Spark HoldCo units if the underwriters exercise their option to purchase additional shares in full) from NuDevco Retail Holdings and to repay the NuDevco Note. In connection with any exercise of the underwriters' option to purchase additional shares of Class A common stock and our use of the proceeds from the exercise of that option to purchase additional Spark HoldCo units from NuDevco Retail Holdings, a corresponding number of shares of Class B common stock owned by NuDevco Retail Holdings will be cancelled. After giving effect to these transactions and this offering, Spark Energy, Inc. will own an approximate 21.82% interest in Spark HoldCo (or 25.09% if the underwriters' option to purchase additional shares is exercised in full), NuDevco Retail Holdings will own an approximate 77.18% interest in Spark HoldCo and 10,612,500 shares of Class B common stock (or a 73.19% interest in Spark HoldCo and 10,162,500 shares of Class B common stock if the underwriters' option to purchase additional shares is exercised in full) and NuDevco Retail will own a 1% interest in Spark HoldCo and 137,500 shares of Class B common stock. See "Use of Proceeds" and "Principal Stockholders." Following the offering, Spark Energy Ventures will distribute its 100% interest in NuDevco Retail Holdings to NuDevco Partners Holdings, LLC. The distribution will result in NuDevco Retail Holdings being a direct wholly owned subsidiary of NuDevco Partners Holdings, LLC. Spark Energy Ventures will remain a wholly owned subsidiary of NuDevco Partners Holdings and, following the distribution, will not beneficially own any Class B common stock.

In connection with the closing of the offering, we expect to enter into a new $70.0 million senior secured revolving credit facility, which we refer to as our new revolving credit facility. We will borrow approximately $10.0 million under our new revolving credit facility at the closing of this offering to repay in full the portion of outstanding indebtedness under our current credit facility that SEG and SE have agreed to be responsible for pursuant to an interborrower agreement between SEG, SE and an affiliate. The remainder of indebtedness outstanding under our current credit

Organizational Structure

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):



W. Keith Maxwell III
100% ownership interest
NuDevco Partners, LLC
100% ownership interest
NuDevco Partners Holdings, LLC
100% ownership interest
NuDevco Retail Holdings, LLC and NuDevco Retail, LLC "NuDevco"
Public
10,750,000 shares of Class B common stock
• 78.18% of voting power in Spark Energy, Inc.
• not publicly traded
• one vote per share
• no economic rights
3,000,000 shares of Class A common stock
• 21.82% of voting power in Spark Energy, Inc.
• one vote per share
• 100% of economic interest in Spark Energy, Inc.
Spark Energy, Inc. NASDAQ: SPKE
10,750,000 Spark HoldCo, LLC Units
• represents 78.18% of the economic interest in Spark HoldCo, LLC
• not publicly traded
• no voting rights
Sole Managing Member and 3,000,000 Spark HoldCo, LLC Units
• represents 21.82% of the economic interest in Spark HoldCo, LLC
• not publicly traded
• 100% management power in Spark Holdco, LLC
Spark HoldCo, LLC "Spark HoldCo"
Spark Energy Gas, LLC "SEG"
Spark Energy, LLC "SE"

Our Principal Shareholder

Upon completion of this offering, NuDevco will initially own 10,750,000 Spark HoldCo units and 10,750,000 shares of Class B common stock, representing approximately 78.18% of the voting power of Spark Energy, Inc. NuDevco will be wholly owned by NuDevco Partners Holdings, LLC, which is in turn wholly owned by NuDevco Partners, LLC, which is in turned wholly owned by W. Keith Maxwell III, the founder of our Company. For more information on our reorganization and the ownership of our common stock by our principal shareholders, see "Corporate Reorganization."

Risk Factors

Investing in our Class A common stock involves risks. You should read carefully the section of this prospectus entitled "Risk Factors" for an explanation of these risks, along with the other information in this prospectus, before investing in our Class A common stock. For example, the following considerations may cause a material adverse effect to the price of the Class A common stock, our financial condition, liquidity, cash flows, prospects and our ability to pay dividends to the holders of our Class A common stock:

Risks Related to Our Business

- We are subject to commodity price risk.
- Our financial results may be adversely impacted by weather conditions.
- Our risk management policies and hedging procedures may not mitigate risk as planned, and we may fail to fully or effectively hedge our commodity supply and price risk exposure against changes in consumption volumes or market rates.
- We depend on consistent state and federal regulation to permit us to operate in restructured, competitive segments of the natural gas and electricity industries. If competitive restructuring of the natural gas and electricity utility industries is altered, reversed, discontinued or delayed, our business prospects and financial results could be materially adversely affected.
- The retail energy business is subject to a high level of federal, state and local regulation.
- Our business is dependent on retaining licenses in the markets in which we operate.
- Our financial results will fluctuate on a seasonal and quarterly basis.
- Pursuant to our cash dividend policy, we intend to distribute all or substantially all of our cash available for distribution through regular quarterly dividends, and our ability to grow and make acquisitions with cash on hand could be limited.
- We may have difficulty retaining our existing customers or obtaining a sufficient number of new customers.
- We may experience strong competition from local regulated utilities and other competitors.

Risks Related to the Offering and our Class A Common Stock

- We expect to have shortfalls of cash available for distribution from operating cash flows in certain quarters during the four quarters following the closing of this offering, and we may not be able to continue paying our targeted quarterly dividend to the holders of our Class A common stock in the future.
- The assumptions underlying the forecast presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for dividends to differ materially from our forecast.

THE OFFERING

Shares of Class A common stock offered
by us . . . .

3,000,000 shares of our Class A common stock.

Shares of Class A common stock
outstanding after this offering . . . .

3,000,000 shares of our Class A common stock (or 3,450,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), without giving effect to the grant of restricted stock units that we expect to issue in connection with this offering. See "Executive Compensation—Compensation Following this Offering."

Shares of Class B common stock
outstanding after this offering . . . .

10,750,000 shares of our Class B common stock (or 10,300,000 shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), which represents one share of Class B common stock for each Spark HoldCo unit held by NuDevco immediately after this offering. Shares of Class B common stock have voting rights, but no right to receive distributions. Each share of Class B common stock, when combined with a Spark HoldCo unit held by NuDevco, may be exchanged for a share of Class A common stock, in which case the share of Class B common stock would be cancelled. NuDevco will beneficially own all of our outstanding Class B common stock upon completion of this offering.

Option to purchase additional shares of
our Class A common stock . . . .

We have granted the underwriters an option to purchase up to an additional 450,000 shares of our Class A common stock from us, at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. We will use the proceeds from any exercise of such option to acquire from NuDevco Retail Holdings an additional number Spark HoldCo units equal to the number of additional shares of our Class A common stock purchased by the underwriters, and a corresponding number of shares Class B common stock owned by NuDevco Retail Holdings will be cancelled. Accordingly, we will not retain the proceeds from any exercise by the underwriters of their option to purchase additional shares.

Use of proceeds . . . .

Assuming no exercise of the underwriters' option to purchase additional shares of Class A common stock, our net proceeds from this offering will be approximately $52.3 million after deducting underwriting discounts and commissions, structuring fees and estimated offering expenses. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the net proceeds will be approximately $60.7 million, after deducting underwriting discounts and commissions, structuring fees and estimated offering expenses.

We intend to use the net proceeds of this offering of approximately $52.3 million (or approximately $60.7 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to acquire Spark HoldCo units representing approximately 21.82% (or approximately 25.09% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the outstanding Spark HoldCo units after this offering, from NuDevco Retail Holdings and to repay the NuDevco Note. We intend to use the net proceeds resulting from any exercise of the underwriters' option to purchase additional shares of Class A common stock to acquire an additional number of Spark HoldCo units from NuDevco Retail Holdings equal to the number of additional shares of our Class A common stock purchased by the underwriters. In connection with such acquisition, a corresponding number of shares of Class B common stock owned by NuDevco Retail Holdings will be cancelled. We will not retain any of the net proceeds from this offering or any exercise of the underwriters' option to purchase additional shares of Class A common stock. Please see "Use of Proceeds."

Cash dividends . . . . Upon completion of this offering, we intend to pay a regular quarterly dividend to holders of our Class A common stock to the extent we have cash available for distributions to do so. Our targeted quarterly dividend will be $0.3625 per share of Class A common stock ($1.45 per share on an annualized basis), which amount may be raised or lowered in the future without advance notice. Our ability to pay any regular quarterly dividend is subject to various restrictions and other factors described in more detail under the caption "Cash Dividend Policy."

We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. With respect to our first dividend payable on or about December 15, 2014, we intend to pay a pro-rated dividend (calculated from the closing date of this offering through and including September 30, 2014) of $ per share of Class A common stock, which represents the pro-rata portion of the targeted quarterly dividend over that period.

We believe, based on our financial forecast and related assumptions included in "Cash Dividend Policy—Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015," that we will generate sufficient annual cash available for distribution to support our targeted quarterly dividend of $0.3625 per share of Class A common stock ($1.45 per share on an annualized basis). However, we do not have a legal obligation to declare or pay dividends at such targeted quarterly dividend level or at all. See "Cash Dividend Policy."

Voting rights . . . . Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Each share of our Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. Through its ownership of our Class B common stock, NuDevco will hold shares of our common stock having 78.18% (or 74.91% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the combined voting power of all of our common stock outstanding. As a result, for the foreseeable future following this offering, NuDevco will be able to exercise control over matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions. Please see "Certain Relationships and Related Party Transactions."

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except for matters affecting one class disproportionately or as otherwise required by law. See "Description of Capital Stock."

Economic interest . . . . Immediately following this offering, the purchasers in this offering will own in the aggregate a 21.82% economic interest in our business through our ownership of Spark HoldCo units and NuDevco will own in aggregate a 78.18% economic interest in our business through its ownership of Spark HoldCo units (or a 25.09% economic interest and a 74.91% economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Exchange and registration rights . . . . Under the Spark HoldCo limited liability company agreement, NuDevco may exchange its Spark HoldCo units (together with a corresponding number of shares of our Class B common stock) for shares of our Class A common stock (on a one-for-one basis, subject to conversion ratio adjustments for stock splits, stock dividends and reclassifications and other similar transactions) or, at Spark Energy or Spark HoldCo's election, an equivalent amount of cash. When NuDevco exchanges a Spark HoldCo unit for a share of our Class A common stock, we will automatically redeem and cancel a corresponding share of our Class B common stock. See "Certain Relationships and Related Party Transactions—Spark HoldCo LLC Agreement."

The summary unaudited pro forma combined financial data does not purport to represent what our results of operations or financial position would have been if we had operated as a public company during the period presented and may not be indicative of our future performance.

	Historical				Pro Forma	
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2012	2013	2013	2014	2013	2014
				(restated) (unaudited)	(unaudited)	
Statement of Income Data (in thousands):						
Revenues:						
Retail revenues (including retail revenues—affiliates of $1,382 and $4,022 for the years ended December 31, 2012 and 2013, respectively, and $199 and $1,489 for the three months ended March 31, 2013 and 2014, respectively)	$ 380,198	$ 316,776	$ 100,453	$ 104,352	$ 316,776	$ 104,352
Net asset optimization revenues (including asset optimization revenues-affiliates of $8,334 and $14,940 for the years ended December 31, 2012 and 2013, and $1,500 and $2,500 for the three months ended March 31, 2013 and 2014, respectively, and asset optimization revenues affiliate cost of revenues of $568 and $15,928 for the years ended December 31, 2012 and 2013, respectively, and less than $0.1 million and $7,900 for the three months ended March 31, 2013 and 2014, respectively)	(1,136)	314	(1,157)	1,624	314	1,624
Total revenues	379,062	317,090	99,296	105,976	317,090	105,976
Operating expenses:						
Retail cost of revenues (including retail cost of revenues-affiliates of $254 and $55 for the years ended December 31, 2012 and 2013, respectively, and less than $0.1 million for the three months ended March 31, 2013 and 2014, respectively)	279,506	233,026	69,993	88,121	233,026	88,121
General and administrative	47,321	35,020	9,275	8,113	35,020	8,113
Depreciation and amortization	22,795	16,215	5,030	2,959	16,215	2,959
Total operating expenses	349,622	284,261	84,298	99,193	284,261	99,193
Operating income	29,440	32,829	14,998	6,783	32,829	6,783
Other (expense)/income:						
Interest expense	(3,363)	(1,714)	(384)	(313)	(1,183)	(296)
Interest income and other income	62	353	11	70	353	70
Total other (expenses)/income	(3,301)	(1,361)	(373)	(243)	(830)	(226)
Income before income tax expense	26,139	31,468	14,625	6,540	31,999	6,557
Income tax expense	46	56	14	32	2,630	543
Net income	$ 26,093	$ 31,412	$ 14,611	$ 6,508	$ 29,369	$ 6,014
Net income attributable to non-controlling interest					25,017	5,126
Net income attributable to stockholders					$ 4,352	$ 888
Pro forma net income per common share						
Basic					$ 1.45	$ .30
Diluted					$ 1.45	$ .30
Weighted average proforma common shares outstanding						
Basic					3,000,000	3,000,000
Diluted					3,000,000	3,000,000
Balance Sheet Data (in thousands, at period end):						
Current assets	$ 104,246	$ 101,291		$ 119,720		$ 118,008
Total liabilities	67,976	73,160		99,768		74,648
Total liabilities and members' equity	129,278	109,073		127,833		152,145
Cash Flow Data (in thousands):						
Cash flows from operating activities	$ 44,076	$ 44,480	$ 17,868	$ 6,209		
Cash flows used in investing activities	(1,643)	(1,481)	(93)	(787)		
Cash flows used in financing activities	(39,904)	(42,369)	(22,239)	(7,856)		
Other Financial Data (in thousands)[1]:						
Adjusted EBITDA[1]	$ 40,659	$ 33,533	$ 19,048	$ 9,322	$ 65,211	$ 10,287
Retail gross margin[1]	93,219	81,668	31,740	17,684	81,668	17,684
Other Operating Data:						
Customers	237,436	210,556	215,715	240,993	210,556	240,993
Natural gas volumes (MMBtu)	17,527,252	16,598,751	6,994,627	6,593,580	16,598,751	6,593,580
Electricity volumes (MWh)	2,698,084	1,829,657	478,426	384,275	1,829,657	384,275

periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and negatively impact our financial results and our ability to pay dividends to the holders of our Class A common stock.

Our principal shareholder will collectively hold a substantial majority of the voting power of our common stock.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation and bylaws. Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), NuDevco will own all of our Class B common stock (representing 78.18% of our combined voting power).

NuDevco is entitled to act separately in its own interest with respect to its investment in us. NuDevco will have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, NuDevco will be able to determine the outcome of all matters requiring shareholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of a significant shareholder may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

So long as NuDevco continues to control a significant amount of our common stock, it will continue to be able to strongly influence all matters requiring shareholder approval, regardless of whether other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of NuDevco may differ or conflict with the interests of our other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling shareholder.

We will be a "controlled company" under NASDAQ Global Market rules, and as such we are entitled to an exemption from certain corporate governance standards of the NASDAQ Global Market, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Global Market corporate governance requirements.

We will qualify as a "controlled company" within the meaning of Nasdaq Global Market corporate governance standards because NuDevco will control more than 50% of our voting power following this offering. Under NASDAQ Global Market rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement to have a nominating/corporate governance committee composed entirely of independent directors and a written charter addressing the committee's purpose and responsibilities, (iii) the requirement to have a compensation committee composed entirely of independent directors and a written charter addressing the committee's purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees.

In light of our status as a controlled company, our board of directors has determined to take partial advantage of the controlled company exemption. Our board of directors has determined not to have a nominating and corporate governance committee and that our compensation committee will not consist entirely of independent directors. As preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Future sales of our Class A common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, NuDevco may exchange its Spark HoldCo units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have 3,000,000 outstanding shares of Class A common stock, and 10,750,000 outstanding shares of Class B common stock. Following the completion of this offering, NuDevco will own 10,750,000 shares of Class B common stock, representing approximately 78.18% (or 10,300,000 shares of Class B common stock, representing approximately 74.91% if the underwriters' option to purchase additional shares is of our total outstanding common stock exercised in full). All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in "Underwriting," but may be sold into the market in the future. We expect that NuDevco Retail Holdings and NuDevco Retail will each be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Employees will be subject to certain restrictions on the sale of their shares for 180 days after the date of this prospectus; however, after such period, and subject to compliance with the Securities Act or exemptions therefrom, these employees may sell such shares into the public market. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 1,375,000 shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances or sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock. Our amended and restated certificate of incorporation allows us to issue up to an additional 186,250,000 shares of equity securities, including securities ranking senior to our Class A common stock.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $52.3 million, assuming an initial public offering price of $20.00 per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions, structuring fees and estimated offering expenses of approximately $7.7 million, in the aggregate.

We intend to use net proceeds of this offering to acquire Spark HoldCo units representing approximately 21.82% of the outstanding Spark HoldCo units after this offering from NuDevco Retail Holdings and to repay the NuDevco Note. Accordingly, we will not retain any of the net proceeds from this offering. The NuDevco Note has an initial principal amount of $50,000, bears interest at a rate of 3.0% per annum, and was issued by us as consideration for NuDevco Retail Holdings' transfer to us of 2,500 Spark HoldCo units as described in "Prospectus Summary—Corporate Reorganization."

We have granted the underwriters a 30-day option to purchase up to an aggregate of 450,000 additional shares of our Class A common stock. If the underwriters exercise in full their option to purchase additional shares of Class A common stock from us, we estimate that the net proceeds will be approximately $60.7 million, after deducting underwriting discounts and commissions, structuring fees and estimated offering expenses.

If the underwriters exercise their option to purchase additional shares of Class A common stock, we intend to use the net proceeds from any exercise of such option to acquire an additional number Spark HoldCo units from NuDevco Retail Holdings equal to the number of additional shares of our Class A common stock purchased by the underwriters. In connection with such acquisition, a corresponding number of shares of Class B common stock owned by NuDevco Retail Holdings will be cancelled. We will not retain any of the net proceeds from the exercise by the underwriters of their option.

CASH DIVIDEND POLICY

General

We intend to pay a regular quarterly dividend to holders of our Class A common stock to the extent we have cash available for distribution to do so. Our targeted quarterly dividend will be $0.3625 per share of Class A common stock ($1.45 per share on an annualized basis), which amount may be increased or decreased in the future without advance notice. Our ability to pay the regular quarterly dividend is subject to various restrictions and other factors as described below.

We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. With respect to our first dividend payable on or about December 15, 2014, we intend to pay a pro-rated dividend (calculated from the closing date of this offering through and including September 30, 2014) of $ per share of Class A common stock.

Rationale for Our Dividend

We have established our targeted quarterly dividend level after considering the amount of cash we expect to receive from Spark HoldCo as a result of our membership interest in Spark HoldCo after this offering. Our only cash-generating asset is our membership interest in Spark HoldCo. In accordance with its operating agreement and in our capacity as the sole managing member, we intend to cause Spark HoldCo to make regular quarterly cash distributions to its members, including us, in an amount sufficient to enable us to pay our taxes, make payments under the Tax Receivable Agreement and to pay a regular quarterly dividend, to the extent Spark HoldCo has sufficient cash available for distribution (described below) less reserves for the prudent conduct of its business. We intend to use the amount distributed to us, after allotments by our board of directors for the payment of taxes and for payments under the Tax Receivable Agreement, to pay a regular quarterly dividend to holders of our Class A common stock. We may choose to cause Spark HoldCo to retain cash available for distribution in excess of the amount distributed to the members of Spark HoldCo to fund additional growth in our business. Our cash dividend policy reflects a basic judgment that holders of our Class A common stock will be better served by us distributing all of the cash distributions we receive from Spark HoldCo each quarter in the form of a quarterly dividend rather than retaining it.

The amount of cash that Spark HoldCo generates from its operations is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of consumption patterns, the impact of supply cost volatility on our unit margins, the effectiveness of our hedging program and our ability to enroll new customers and manage customer attrition along with our asset optimization activities. Accordingly, during quarters in which Spark HoldCo generates cash available for distribution to us in excess of the amount necessary for us to pay our taxes and targeted quarterly dividend, we may cause it to reserve a portion of the excess to fund its cash distributions in future quarters. In quarters in which Spark HoldCo does not generate cash available for distribution to us in an amount sufficient to fund our taxes, make payments under the Tax Receivable Agreement and to pay a quarterly cash dividend, if our board of directors so determines, we may use sources of cash not included in our calculation of cash available for distribution, such as net cash provided by financing activities, all or any portion of cash on hand or, if applicable, borrowings under Spark HoldCo's new revolving credit facility, to cause it to make distributions to us in an amount sufficient to pay our taxes, make payments under the Tax Receivable Agreement and to pay dividends to holders of our Class A common stock. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate on an annualized basis.

Estimate of Future Cash Available for Distribution

We primarily considered forecasted cash available for distribution in assessing the amount of cash that we expect to be available for the purposes of our regular quarterly dividend. Accordingly, we believe that an understanding of cash available for distribution is useful to investors in evaluating our ability to pay dividends pursuant to our stated cash dividend policy. In general, we expect that our "cash available for distribution" each quarter will equal Spark HoldCo's Adjusted EBITDA for the period, *less*:

- cash interest paid;
- non-customer acquisition capital expenditures;
- taxes paid at Spark HoldCo;
- NuDevco's pro rata portion of cash available for distribution as a non-controlling interest owner;
- payments under the Tax Receivable Agreement; and
- income tax payments at Spark Energy, Inc.

Limitations on Cash Dividends and Our Ability to Change Our Cash Dividend Policy

There is no guarantee that we will pay quarterly cash dividends to holders of our Class A common stock. We do not have a legal obligation to pay a quarterly dividend of $0.3625 per share of Class A common stock, at any other amount or at all. Our cash dividend policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

- We may lack sufficient cash to pay dividends to holders of our Class A common stock due to cash flow shortfalls at Spark HoldCo attributable to a number of operational, commercial or other factors, as well as increases in operating and/or general and administrative expenses, principal and interest payments on outstanding debt, income tax expenses, working capital requirements or anticipated cash needs.
- As the sole managing member of Spark HoldCo, we and, accordingly, our board of directors will have the authority to establish, or cause Spark HoldCo to establish, cash reserves for the prudent conduct of our business and for future cash dividends to holders of our Class A common stock, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our targeted cash dividend policy. These reserves may account for the fact that our cash flows may vary quarterly or from year to year based on, among other things, the seasonality of consumption patterns, the impact of supply cost volatility on unit margin, the effectiveness of our hedging program, our ability to sign-up new customers and manage customer attrition along with our asset optimization activities.
- The amount of our quarterly cash available for distribution could be impacted by restrictions on cash distributions contained in Spark HoldCo's new revolving credit facility. We will be entitled to pay cash dividends to the holders of the Class A common stock and Spark HoldCo will be entitled to make cash distributions to NuDevco and us so long as: (a) no default exists or would result from such a payment under our credit facility; (b) Spark HoldCo, SE and SEG are in pro forma compliance with all financial covenants before and after giving effect to such payment and (c) the outstanding amount of all loans and letters of credit does not exceed borrowing base limits. Should Spark HoldCo be unable to satisfy these covenants or is otherwise in default under such facility, we may be unable to receive sufficient cash distributions from Spark HoldCo to pay our targeted quarterly cash dividends notwithstanding our targeted cash dividend policy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Historical Cash Flows—Credit Facility."

- The amount of expenses that Spark HoldCo pays on our behalf under the Spark HoldCo LLC Agreement could impact cash available for distribution.

- The amount of tax savings that we recognize under the Tax Receivable Agreement that must be paid to NuDevco could impact cash available for distribution.

- Section 170 of the DGCL allows our board of directors to declare and pay dividends on the shares of our Class A common stock either:

  - out of our surplus, as defined in and computed in accordance with the DGCL; or

  - in case there shall be no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Our Ability to Fund Our Quarterly Dividend and Reinvest Excess Cash Available for Distribution in Our Growth

We intend to grow our business primarily by pursuing organic growth opportunities in our existing retail energy markets and through expansion into additional competitive markets that show opportunities, which, we believe, will facilitate the growth of Spark HoldCo's business. We do not currently intend to increase our dividend per share over time, but to reinvest any cash available for distribution in excess of amounts required to pay our regular quarterly dividend in the growth of our business.

We currently expect our annual cash flow from operations to be sufficient to pay our quarterly dividend at the targeted rate, as well as fund additional growth in our businesses over time. However, the determination of the amount of cash dividends to be paid to holders of our Class A common stock will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

We may also rely on external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund future growth capital expenditures to the extent we do not have sufficient excess cash flow from operations after paying our quarterly dividend. If external financing is not available to us on acceptable terms, our board of directors may decide to finance acquisitions with cash from operations, which would reduce or even eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock. To the extent we issue additional shares of capital stock to fund growth capital expenditures, the payment of dividends on those additional shares may increase the risk that we will be unable to maintain our per share dividend level. There are no limitations in our bylaws, and there will not be any limitations under Spark HoldCo's new revolving credit facility, on our ability to issue additional shares of authorized capital stock, including preferred stock that would have priority over our Class A common stock with respect to the payment of dividends. Additionally, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which may impact our cash available for distribution and, in turn, our ability to pay dividends to holders of our Class A common stock.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013

If we had completed the transactions contemplated in this prospectus on January 1, 2013, our unaudited pro forma cash available for distribution for the year ended December 31, 2013 would have been approximately $3.5 million. These amounts would not have been sufficient to pay the full quarterly cash dividend on all of our Class A common stock to be outstanding immediately after consummation of this offering based on our targeted quarterly dividend rate of $0.3625 per share of our Class A common stock per quarter ($1.45 on an annualized basis).

	Year Ended December 31, 2013
	(in thousands except per share data)
Add:	
Depreciation and amortization	$16,215
Interest expense[2]	1,183
Income tax expense	56
EBITDA of Spark HoldCo, LLC	49,397
Less:	
Net gains (losses) on derivative instruments	6,567
Net cash settlements on derivative instruments	1,040
Customer acquisition costs paid in the period	8,257
Non-cash compensation expense[3]	—
Adjusted EBITDA of Spark HoldCo, LLC	33,533
Less:	
Cash interest paid[4]	933
Capital expenditures	1,481
Income taxes paid	56
Incremental general and administrative expense[5]	3,000
Pro forma Cash Available for Distribution to Spark HoldCo, LLC Unitholders	28,063
Less:	
Distributions to NuDevco Retail Holdings, LLC	22,364
Distributions to NuDevco Retail, LLC	226
Pro Forma Cash Available for Distribution to Spark Energy, Inc.	5,473
Less:	
Tax receivable agreement payment	0
Income tax payable by Spark Energy, Inc.	1,954
Pro Forma Cash Available for Distribution to Holders of Class A Common Stock	$ 3,519
Aggregate annual dividends to holders of our Class A common stock (based on targeted quarterly dividend rate of $0.3625 per share of our Class A common stock)	$ 4,350
Excess (Shortfall)	(831)

(1) General and administrative expense does not include non-cash compensation that we expect to incur going forward pursuant to issuances of equity awards under our long-term incentive plan.

(2) Our interest expense is based on the following assumptions: (i) average borrowings under our new working capital facility of $10 million with an interest rate of approximately 4.1%; (ii) average issued letters of credit of $15 million at a rate of approximately 2.0%; (iii) commitment fees payable to the lenders under our new credit facility of approximately 0.5% on $45 million and (iv) two-year amortization of debt issuance costs of $500,000. Our estimates of the interest rates used in these assumptions are based upon the term sheet for our new credit facility.

(3) Although we have not historically incurred non-cash compensation expense, we expect that we will incur non-cash compensation expense following the completion of this offering as a result of equity awards that may be issued under our long-term incentive plan. Therefore, we have included non-cash compensation expense as a deduction in our calculation of Adjusted EBITDA.

(4) Cash interest paid equals interest expense as noted in note (2) less non cash amortization of debt issuance costs of $250,000.

(5)   Reflects the incurrence of estimated incremental cash expenses associated with being a publicly traded company of approximately $3.0 million, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation. These costs will be allocated to Spark HoldCo pursuant to the Spark HoldCo LLC Agreement. Our pro forma general and administrative expense does not reflect this incremental expense.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015

We forecast that our cash available for distribution during the twelve months ending June 30, 2015, which we refer to as the "forecast period," will be approximately $13.0 million. This amount would be sufficient to pay our targeted regular quarterly dividend of $0.3625 per share ($1.45 on an annualized basis) on all of our Class A common stock for the twelve months ending June 30, 2015.

We are providing this financial forecast to supplement our historical combined financial statements in support of our belief that Spark HoldCo will have sufficient cash available for distribution to make distributions to us in amounts sufficient to allow us to pay a regular quarterly dividend on all of our outstanding shares of Class A common stock immediately after consummation of this offering for each quarter during the twelve months ending June 30, 2015, at our targeted quarterly dividend rate of $0.3625 per share (or $1.45 per share on an annualized basis). Please see "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the financial forecast. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" for information regarding the accounting policies we have followed for the forecast.

Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2015. It should be read together with our historical combined financial statements and the accompanying notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. The assumptions and estimates underlying the forecast, as described below under "—Significant Forecast Assumptions," are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in "Risk Factors." Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those that would enable Spark HoldCo to generate sufficient cash available for distribution to make distributions to us in amounts sufficient to allow us to pay the aggregate annualized quarterly dividend on all of our outstanding shares of Class A common stock for the twelve months ending June 30, 2015, calculated at the quarterly dividend rate of $0.3625 per share per quarter (or $1.45 per share on an annualized basis). Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. If our forecasted results are not achieved, we may not be able to pay a quarterly dividend to holders of our Class A common stock at our regular quarterly dividend level or at all. Inclusion of the forecast in this prospectus should not be regarded as a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

The statement that we believe that we will have sufficient cash available for distribution to allow us to pay distributions at the level stated above for the twelve months ending June 30, 2015, should not be regarded as a representation by us, the underwriters or any other person that we will pay such dividends. Therefore, you are cautioned not to place undue reliance on this information.

The following table illustrates our estimated cash available for distribution for the twelve months ending June 30, 2015.

Spark Energy, Inc.

Estimated Cash Available for Distribution

(in thousands except per share data)	Quarter Ending				Twelve Months Ending June 30, 2015
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	
Revenues					
Retail electricity revenues	$ 49,983	$ 39,651	$ 43,665	$ 41,592	$174,891
Retail natural gas revenues	13,294	48,067	67,126	23,001	151,488
Net asset optimization revenues	—	—	—	—	—
Total revenues	63,277	87,718	110,791	64,593	326,379
Operating Expenses					
Retail cost of electricity revenues	38,982	30,924	34,054	32,437	136,397
Retail cost of natural gas revenues	8,774	31,724	44,303	15,181	99,982
Total retail cost of revenues	47,756	62,648	78,357	47,618	236,379
Depreciation and amortization	3,175	3,751	4,321	4,675	15,922
General and administrative[1]	9,000	9,000	9,000	9,000	36,000
Total operating costs and expenses	59,931	75,399	91,678	61,293	288,301
Operating income	3,346	12,319	19,113	3,300	38,078
Interest expense[2]	296	296	296	295	1,183
Interest and other income	—	—	—	—	—
Income tax expense	26	43	55	29	153
Net Income of Spark HoldCo, LLC	3,024	11,980	18,762	2,976	36,742
Add:					
Depreciation and amortization	3,175	3,751	4,321	4,675	15,922
Interest expense[2]	296	296	296	295	1,183
Income tax expense	26	43	55	29	153
EBITDA of Spark HoldCo, LLC	6,521	16,070	23,434	7,975	54,000
Less:					
Net gains (losses) on derivative instruments	—	—	—	—	—
Net cash settlements on derivative instruments	—	—	—	—	—
Customer acquisition costs paid in the period	4,836	4,836	3,255	3,255	16,182
Non-cash compensation expense	—	—	—	—	—
ADJUSTED EBITDA of Spark HoldCo, LLC	1,685	11,234	20,179	4,720	37,818
Less:					
Cash interest paid[3]	233	233	233	234	933
Non-customer acquisition capital expenditures	125	125	125	125	500
Income taxes paid	$ 26	$ 43	$ 55	$ 29	$ 153
Estimated Cash Available for Distribution to Spark HoldCo, LLC Unitholders	$ 1,301	$ 10,833	$ 19,766	$ 4,332	$ 36,232
Less:					
Distributions to NuDevco Retail Holdings, LLC	3,081	5,848	8,442	3,965	21,336
Distributions to NuDevco Retail, LLC	31	59	85	40	215
Estimated Cash Available for Distribution to Spark Energy, Inc.	(1,811)	4,926	11,239	327	14,681
Less:					
Tax receivable agreement payment	—	—	—	—	—
Income tax payable by Spark Energy, Inc.	(219)	561	1,292	30	1,664
Estimated Cash Available for Distribution to Holders of Class A Common Stock	$ (1,592)	$ 4,365	$ 9,947	$ 297	$ 13,017
Aggregate annual dividends to holders of our Class A common stock (based on targeted quarterly dividend rate of $0.3625 per share of our Class A common stock)	$ 1,088	$ 1,088	$ 1,088	$ 1,088	$ 4,352
Excess (Shortfall)	(2,680)	3,277	8,859	(791)	8,665

(1) Includes the incurrence of estimated incremental cash expenses associated with being a publicly traded company of approximately $3.0 million, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation. These costs will be allocated to Spark HoldCo pursuant to the Spark HoldCo LLC Agreement. General and administrative expense does not include non-cash compensation that we expect to incur going forward pursuant to issuances of equity awards under our long-term incentive plan.

(2) Our forecasted interest expense is based on the following assumptions: (i) anticipated average borrowings under our new working capital facility of $10 million with an interest rate of approximately 4.1%; (ii) anticipated average issued letters of credit of $15 million at a rate of approximately 2.0%; (iii) commitment fees payable to the lenders under our new credit facility of approximately 0.5% on $45 million and (iv) two-year amortization of debt issuance costs of $500,000. Our estimates of the interest rates used in these assumptions are based upon the term sheet for our new credit facility.

(3) Cash interest paid equals interest expense as noted in note (2) less non cash amortization of debt issuance costs of $250,000.

Significant Forecast Assumptions

In this section, we present in detail the basis for our belief that we will be able to fully fund our targeted quarterly dividend of $0.3625 per share ($1.45 on an annualized basis) on all of our Class A common stock for the forecast period with the significant assumptions upon which this forecast is based.

The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were deemed to not be material. We believe we have a reasonably objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There likely will be differences between our forecast and actual results, and those differences could be material. If our forecast is not achieved, we may not be able to pay our regular targeted quarterly dividend of $0.3625 per share of Class A common stock or any other amount.

General Considerations and Risks

Customer Growth

We have estimated that we will increase our customer count on a gross basis by an average of 15,500 customers per month during the forecast period. This rate is based upon historic customer growth rates during periods of increased customer acquisition spending. For example, through the first five months of 2014, we have added approximately 19,700 customers per month of which approximately 12,800 were natural gas customers and 6,900 were electricity customers. This substantial increase in natural gas customers relative to electricity customers is based on our recent growth in the California gas market in the first five months of 2014. We expect this enhanced focus on natural gas customers to continue through the second quarter of 2014. At the end of the second quarter we expect our natural gas and electricity customers to be reasonably equivalent, and we have assumed approximately half of the growth in the forecast period will be attributable to new natural gas customers and half of such growth will be attributable to new electricity customers.

General and Administrative

We estimate that our general and administrative expenses will be approximately $36.0 million for the forecast period, as compared to $35.0 million for the year ended December 31, 2013 on a pro forma combined basis. Our forecast reflects approximately $3.0 million of incremental general and administrative expenses that we expect to incur as a result of being a publicly traded company, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation. These costs will be allocated to Spark HoldCo pursuant to the Spark HoldCo LLC Agreement. These increased expenses are offset by reduced fees paid to brokers on commercial accounts, which we expect to decrease during the forecast period, and reduced fees to IT contractors due to the completion of the implementation of an outsourced, hosted billing and transactions platform.

Depreciation and Amortization

We estimate that our depreciation and amortization expense will be approximately $15.9 million for the forecast period, as compared to $16.2 million for the year ended December 31, 2013 on a pro forma combined basis. Forecasted depreciation and amortization expense reflects management's estimates, which are based on consistent average depreciable asset lives and depreciation methodologies. Additionally, our forecasted depreciation and amortization expense includes the amortization of our forecasted customer acquisition costs described below. We amortize our customer acquisition costs over two years.

Customer Acquisition Costs

We estimate that customer acquisition costs paid will be approximately $16.2 million for the forecast period as compared to $8.3 million for the year ended December 31, 2013 on a pro forma combined basis. The increase in customer acquisition costs is expected to result from our increased focus on adding residential customers during the forecast period. A portion of these costs will be incurred in order to offset our customer attrition for the forecast period. We have assumed average customer attrition for the twelve months ended June 30, 2015 of 3.9% per month, which is consistent with the average customer attrition for the year ended December 31, 2013 and historical norms. We have assumed an acquisition cost per customer that is consistent with our costs to acquire customers in 2013.

Interest Expense

We estimate that interest expense will be approximately $1.2 million for the forecast period as compared to $1.2 million for the year ended December 31, 2013 on a pro forma combined basis. Our interest expense is based on the following assumptions: (i) anticipated average borrowings under our new working capital facility of $10 million with an interest rate of approximately 4.1%; (ii) anticipated average issued letters of credit of $15 million at a rate of approximately 2.0%; (iii) commitment fees payable to the lender under our new credit facility of approximately 0.5% on $45 million and (iv) two-year amortization of debt issuance costs of $500,000.

Income Tax Expense Payable by Spark Energy, Inc. and Tax Receivable Agreement Payment

We estimate that income tax expense will be approximately $3.0 million for the forecast period as compared to $2.6 million for the year ended December 31, 2013 on a pro forma basis. Our income tax expense is based on a federal income tax rate of 34%, a blended state income tax rate of 3.5% and taxable income of $7.9 million. Cash paid for taxes will differ from our financial statement provision for income taxes primarily due to the fact that Spark

Energy, Inc. is entitled to tax depreciation and amortization deductions attributable to amounts paid for the interests in Spark HoldCo and due to other temporary and permanent differences between the financial and taxable income of Spark HoldCo. Comparable depreciation and amortization deductions with respect to amounts paid for the interests in Spark HoldCo are not reported in the financial statements because Spark Energy, Inc.'s acquisition of interests in Spark HoldCo is treated as a transaction between parties under common control for financial accounting purposes.

We do not expect any payments to be made under the Tax Receivable Agreement during the forecast period. Although we expect there to be a tax basis increase from the purchase by us of Spark HoldCo units from NuDevco Retail Holdings in connection with this offering, we do not expect any payment to become due as a result of this tax basis increase until December 2015. We estimate that this payment, which is based upon the net cash savings we expect to generate from the closing of this offering through December 31, 2014, will be approximately $560,000.

Regulatory, Industry and Economic Factors

Our forecast for the twelve months ending June 30, 2015 is based on the following significant assumptions related to regulatory, industry, economic and other factors:

- There will not be any new federal, state or local regulatory developments regarding the portions of the natural gas or electricity industries in which we operate, or a new interpretation of existing regulations, that will be materially adverse to our business.
- There will not be any major adverse change in our business, in the portions of the natural gas and electricity industries that we serve, or in general economic conditions in the geographic areas that we serve.
- There will not be any material non-performance or credit issues in relation to our suppliers, customers or other counterparties that are inconsistent with historical norms.
- There will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we depend.
- There will not be any material weather event or adverse market change that would result in significant long-term changes to ancillary service charges, real time prices, basis or other costs of energy supply that could not be passed through to our customers.
- Although we may opportunistically pursue acquisitions in the future, no acquisitions have been assumed for purposes of this forecast.
- That market, insurance and overall economic conditions will not change substantially.
- No material changes in commodity pricing.

Actual results could vary significantly from the foregoing assumptions. Please see "Risk Factors—Risks Related to Our Business." The assumptions underlying the forecast of cash available for distribution that we include in "Cash Dividend Policy" are inherently uncertain and subject to significant business, economic, financial, regulatory, and competitive risks and uncertainties that could cause our actual cash available for distribution to differ materially from our forecast.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

- on a historical basis; and
- on a pro forma, as adjusted basis to give effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $20.00 per share (which is the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering in the manner as set forth under "Use of Proceeds."

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes appearing elsewhere in this prospectus.

	March 31, 2014	
	Historical	Pro Forma, as adjusted
	(restated) (in thousands, except share and per share data)	
Cash and cash equivalents	$ 4,755	$ 4,205
Long-term debt (including current portion):		
Spark HoldCo New Revolving Credit Facility[1]	$ —	$10,000
Note Payable	34,000	—
Total long-term debt	34,000	10,000
Member's/Stockholders' Equity:		
Member's equity	$28,065	$ —
Class A common stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 120,000,000 shares authorized (pro forma, as adjusted); 3,000,000 shares issued and outstanding (pro forma, as adjusted)	—	30
Class B common stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 60,000,000 shares authorized (pro forma, as adjusted); 10,750,000 shares issued and outstanding (pro forma, as adjusted)	—	108
Preferred stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 20,000,000 shares authorized (pro forma, as adjusted); no shares issued and outstanding (pro forma, as adjusted)	—	—
Additional paid-in capital	—	14,936
Total member's/stockholders' equity	28,065	15,074
Noncontrolling interest	—	40,366
Total member's/stockholders' equity attributable to the Company	28,065	55,440
Total capitalization	$62,065	$65,440

---

(1) Excludes approximately $15 million in letters of credit that we expect to be outstanding upon completion of this offering.

The information presented above assumes no exercise of the option to purchase additional shares by the underwriters, and is based on the number of shares of our Class A common stock outstanding as of the closing of the offering. The table does not reflect other shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering, or restricted stock units that we expect to issue in connection with this offering. See "Executive Compensation—Compensation Following this Offering."

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Dilution is the amount by which the offering price paid by the purchasers of Class A common stock sold in this offering will exceed the net tangible book value per share of Class A common stock (after giving pro forma effect to the transactions described under "Corporate Reorganization" and assuming all Spark HoldCo units held by NuDevco are exchanged for shares of Class A common stock). On a pro forma basis as of March 31, 2014, our net tangible book value would have been approximately $44.5 million, or $3.24 per share of Class A common stock. Because we will not retain any of the net proceeds from this offering, our pro forma net tangible book value will remain unchanged when adjusted for the sale by us of Class A common stock in this offering at an assumed initial public offering price of $20.00 per share of Class A common stock (the mid-point of the price range set forth on the cover of this prospectus). The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of the Spark HoldCo units held by NuDevco have been exchanged for shares of Class A common stock):

Assumed initial public offering price per share[1]	$20.00
Pro forma net tangible book value per share of Class A common stock before and after the offering	3.24
Dilution in pro forma net tangible book value per share to new investors in this offering[2]	$16.76

(1) The mid-point of the price range set forth on the cover of this prospectus.

(2) Because the net proceeds received by us pursuant to any exercise by the underwriters of their option to purchase additional shares of Class A common stock will be used to purchase Spark HoldCo Units from NuDevco Retail Holdings, there will be no change to the dilution in net tangible book value per share of Class A common stock to purchasers in the offering due to any such exercise of the option.

The following table summarizes, on an adjusted, pro forma basis as of March 31, 2014, the total number of shares of Class A common stock owned by existing shareholders (assuming that 100% of our Class B common stock has been exchanged for Class A common stock on a one-for-one basis) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $20.00, the midpoint of the range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares of Class A Common Stock		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent	
Existing shareholders[1]	10,750,000	78.18%	$34,794.8	36.7%	$ 3.24
New investors in this offering	3,000,000	21.82	60,000	63.3	$20.00
Total	13,750,000	100%	$94,794.8	100%	$ 6.89

(1) The net assets contributed by NuDevco will be recorded at historical cost. The book net value of the consideration to be provided by NuDevco as of March 31, 2014 was approximately $34.8 million. Excludes 385,650 restricted stock units to be issued in connection with the closing of this offering under our long-term incentive plan.

The data in the table excludes 1,375,000 additional shares of Class A common stock initially reserved for issuance under our long-term incentive plan, based on an assumed public offering price of $20.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and restricted stock units that we expect to issue in connection with this offering. See "Executive Compensation—Compensation Following this Offering."

If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 3,450,000, or approximately 25.09% of the total number of shares of Class A common stock.

	Historical				Pro Forma	
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2012	2013	2013	2014	2013	2014
				(restated)		
			(unaudited)		(unaudited)	
Statement of Income Data (in thousands):						
Revenues:						
Retail revenues (including retail revenues—affiliates of $1,382 and $4,022 for the years ended December 31, 2012 and 2013, respectively, and $199 and $1,489 for the three months ended March 31, 2013 and 2014, respectively)	$ 380,198	$ 316,776	$ 100,453	$ 104,352	$ 316,776	$ 104,352
Net asset optimization revenues (including asset optimization revenues-affiliates of $8,334 and $14,940 for the years ended December 31, 2012 and 2013, and $1,500 and $2,500 for the three months ended March 31, 2013 and 2014, respectively, and asset optimization revenues affiliate cost of revenues of $568 and $15,928 for the years ended December 31, 2012 and 2013, respectively, and less than $0.1 million and $7,900 for the three months ended March 31, 2013 and 2014, respectively)	(1,136)	314	(1,157)	1,624	314	1,624
Total revenues	379,062	317,090	99,296	105,976	317,090	105,976
Operating expenses:						
Retail cost of revenues (including retail cost of revenues-affiliates of $254 and $55 for the years ended December 31, 2012 and 2013, respectively, and less than $0.1 million for the three months ended March 31, 2013 and 2014, respectively)	279,506	233,026	69,993	88,121	233,026	88,121
General and administrative	47,321	35,020	9,275	8,113	35,020	8,113
Depreciation and amortization	22,795	16,215	5,030	2,959	16,215	2,959
Total operating expenses	349,622	284,261	84,298	99,193	284,261	99,193
Operating income	29,440	32,829	14,998	6,783	32,829	6,783
Other (expense)/income:						
Interest expense	(3,363)	(1,714)	(384)	(313)	(1,183)	(296)
Interest income and other income	62	353	11	70	353	70
Total other (expenses)/income	(3,301)	(1,361)	(373)	(243)	(830)	(226)
Income before income tax expense	26,139	31,468	14,625	6,540	31,999	6,557
Income tax expense	46	56	14	32	2,630	543
Net income	$ 26,093	$ 31,412	$ 14,611	$ 6,508	$ 29,369	$ 6,014
Net income attributable to non- controlling interest					25,017	5,126
Net income attributable to stockholders					$ 4,352	$ 888
Pro forma net income per common share						
Basic					$ 1.45	$ .30
Diluted					$ 1.45	$ .30
Weighted average proforma common shares outstanding						
Basic					3,000,000	3,000,000
Diluted					3,000,000	3,000,000
Balance Sheet Data (in thousands, at period end):						
Current assets	$ 104,246	$ 101,291		$ 119,720		$ 118,008
Total liabilities	67,976	73,160		99,768		74,648
Total liabilities and members' equity	129,278	109,073		127,833		152,145
Cash Flow Data (in thousands):						
Cash flows from operating activities	$ 44,076	$ 44,480	$ 17,868	$ 6,209		
Cash flows used in investing activities	(1,643)	(1,481)	(93)	(787)		
Cash flows used in financing activities	(39,904)	(42,369)	(22,239)	(7,856)		
Other Financial Data (in thousands)(1):						
Adjusted EBITDA(1)	$ 40,659	$ 33,533	$ 19,048	$ 9,322	$ 65,211	$ 10,287
Retail gross margin(1)	93,219	81,668	31,740	17,684	81,668	17,684
Other Operating Data:						
Customers	237,436	210,556	215,715	240,993	210,556	240,993
Natural gas volumes (MMBtu)	17,527,252	16,598,751	6,994,627	6,593,580	16,598,751	6,593,580
Electricity volumes (MWh)	2,698,084	1,829,657	478,426	384,275	1,829,657	384,275

(1) Adjusted EBITDA and retail gross margin are non-GAAP financial measures. For a definition and a reconciliation of each of Adjusted EBITDA and retail gross margin to their most directly comparable financial measures calculated and presented in accordance with GAAP, please see "Prospectus Summary—Non-GAAP Financial Measures."

the retail electricity business of SE. SE and SEG are the operating subsidiaries through which we have historically operated our retail energy business and are currently commonly controlled by NuDevco Partners, LLC. All of the ownership interests in each of SE and SEG will be contributed to Spark HoldCo prior to the completion of this offering.

Spark Energy, Inc. will be a holding company whose sole material assets will consist of a managing membership interest in Spark HoldCo and approximately 3,000,000 of the outstanding Spark HoldCo units with the remaining Spark HoldCo units being held by NuDevco. Spark Energy, Inc. will be the managing member of Spark HoldCo, will be responsible for all operational, management and administrative decisions relating to Spark HoldCo's business and will consolidate the financial results of Spark HoldCo and its subsidiaries.

Factors Affecting Our Results of Operations

Our Ability to Grow Our Business. Customer growth is a key driver of our operations. We attempt to grow our customer base by offering customers competitive pricing, price certainty or green product offerings. In addition, we intend to offer bundled products in the third quarter of 2014. We manage growth on a market-by-market basis by developing price curves in each of the markets we serve and comparing the market prices to the price the local regulated utility is offering. We then determine if there is an opportunity in a particular market based on our ability to create a competitive product on economic terms that satisfies our profitability objectives. We develop marketing campaigns using a combination of sales channels, with an emphasis on door-to-door marketing and outbound telemarketing given their flexibility and historical effectiveness. We identify and acquire customers through a variety of additional sales channels, including our inbound customer care call center, online marketing, email, direct mail, affinity programs, direct sales, brokers and consultants. Our marketing team continuously evaluates the effectiveness of each customer acquisition channel and makes adjustments in order to achieve desired growth and profitability targets.

A key component in our ability to grow our business is management of customer acquisition costs, which we capitalize and amortize over a 24-month period. We attempt to maintain a disciplined approach to recovery of our customer acquisition costs within defined periods. We factor in the recovery of customer acquisition costs in determining which markets we enter and the pricing of our products in those markets. While the time required to achieve payback relative to the costs we expend to acquire new customers varies based upon contract terms and prevailing market conditions, we generally realize the economic benefits of new customer acquisition in less than one year. Accordingly, our results of operations are significantly influenced by our customer acquisition spending. For example, increased customer acquisition spending in 2011 was a factor that led to increased profitability in 2012. However, our 2013 results were negatively impacted by our strategic initiative in 2012 to reduce customer acquisition spending and to optimize our customer base, following a determination by our owner to invest excess cash flows from our retail operations in other affiliated businesses. Similarly, since the third quarter of 2013, we have spent significant amounts on customer acquisition costs and we expect to realize the benefit of this spending beginning in 2014.

Our Ability to Manage Customer Attrition. Average customer attrition for the year ended December 31, 2013 and the five months ended May 31, 2014 was approximately 3.6% and 4.3%, respectively. This attrition was primarily due to: (i) customer initiated switches; (ii) residential moves and (iii) customer payment defaults. We evaluate our customers and offer products and pricing to manage our attrition rates and maximize customer lifetime value.

Market Regulation and Oversight. We operate in the highly regulated natural gas and electricity retail sales industry. Regulations may be revised or reinterpreted or new laws and regulations may be adopted or become applicable to us or our operations. Such changes may have a detrimental impact on our business either by making it more costly to operate in that state or by forcing us to shift our focus to other states.

under the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. We will record 85% of the estimated tax benefit as an increase to amounts payable under the Tax Receivable Agreement as a liability. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Executive Compensation Programs. As described in "Executive Compensation—Compensation Following this Offering," in connection with this offering, we expect to grant restricted stock units to our non-employee directors, and certain of our officers, employees and employees of certain of our affiliates who perform services for us valued at an aggregate of approximately $7.7 million under our long-term incentive plan. It is expected that the initial restricted stock unit awards will generally vest ratably over three or four years commencing May 4, 2015 and will include tandem dividend equivalents that will vest upon the same schedule. Accordingly, assuming they all vest in accordance with their vesting schedule, this grant of restricted stock units will result in a charge to our income statement of $1.3 million in 2014, $2.4 million in 2015, $2.1 million in 2016, $1.5 million in 2017, and $0.4 million in 2018. Although we have not historically paid equity compensation, we expect that, going forward, equity will comprise a portion of our compensation program. We cannot, however, predict the amount of future equity awards or the effect of any potential equity awards on our overall compensation structure and, as a result, cannot accurately predict the effects of future equity compensation on our financial statements or future results of operations.

Asset Optimization Business. We contract for term transportation capacity in connection with our asset optimization activities which obligates us to pay demand charges to the relevant counterparty. For 2014, we are obligated to pay demand charges for certain transportation assets of approximately $2.6 million. Although these demand payments will decrease over time, the related capacity agreements extend through 2028. Prior to 2013, we entered into several hedging transactions associated with this capacity. As a result of weather-related pipeline transportation constraints, our hedging strategy for the winter of 2012 through 2013 on one of those transactions involving interruptible transportation resulted in losses that were recognized in late 2012 and 2013. We have since revised our risk policies such that this business is limited to back-to-back purchase and sale transactions, or open positions subject to our aggregate net open position limits, which are not held for a period longer than two months. Further, all additional capacity procured outside of a utility allocation of retail assets must be approved by our risk committee, hedges on our firm transportation obligations are limited to two years or less and hedging of interruptible capacity is prohibited.

Asset optimization opportunities primarily arise during the winter heating season when demand for natural gas is the highest. As such, we expect the majority of our asset optimization profits to made in the winter. Given the opportunistic nature of these activities we will experience variability in our earnings from our asset optimization activities from year to year. As these activities are accounted for using mark-to-market accounting, the timing of our revenue recognition may differ from the actual cash settlement.

Public Company Costs. We expect that we will incur incremental general and administrative ("G&A") expenses as a result of this offering. Specifically, we will incur certain expenses related to being a publicly traded company, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation. These costs will be allocated to Spark HoldCo pursuant to the Spark HoldCo LLC Agreement.

Financing. The total amounts outstanding under our prior credit facility as of December 31, 2013 and March 31, 2014, include amounts used to fund equity distributions to our common control owner to fund operations of an approximately $1.7 million for capital expenditures related to information systems improvements, of which $1.2 million is specifically related to our outsourced billing project. After 2014, we anticipate our annual capital expenditures budget to be approximately $500,000.

Based upon our current plans, level of operations and business conditions, we believe that our cash on hand, cash generated from operations, and available borrowings under Spark HoldCo's new revolving credit facility will be sufficient to meet our capital requirements and working capital needs for the foreseeable future.

The Spark HoldCo LLC Agreement provides, to the extent cash is available, for distributions pro rata to the holders of Spark HoldCo units (which unitholders, as of the completion of the offering, will consist of Spark Energy, Inc. and NuDevco) such that we receive an amount of cash sufficient to cover the estimated taxes payable by us, the targeted quarterly dividend we intend to pay to holders of our Class A common stock, and payments under the Tax Receivable Agreement we will enter into with Spark HoldCo, NuDevco Retail Holdings and NuDevco Retail.

Following the completion of this offering, we intend to pay a regular quarterly dividend on our Class A common stock at a targeted rate of $0.3625 per share, or approximately $4.35 million on an annual basis. No dividends on our Class A common stock will accrue in arrears. We will only be able to pay dividends from our available cash on hand, funds received from Spark HoldCo or other sources of liquidity. Spark HoldCo's ability to make distributions to us will depend on many factors, including the performance of our business in the future and restrictions under Spark HoldCo's new revolving credit facility. In order to pay these dividends to holders of our Class A common stock, we expect that Spark HoldCo will be required to distribute approximately $27.6 million on an annualized basis to holders of Spark HoldCo units. This aggregate amount would have represented approximately 86% of our pro forma net income and 82% of our pro forma Adjusted EBITDA for the year ended December 31, 2013. To the extent that our business generates cash in excess of the amounts required to pay an annual dividend of $1.45 per share of Class A common stock, we currently expect to reinvest any such excess cash flows in our business and not increase the distributions payable to our Class A shareholders. However, our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including the results of our operations, our financial condition, capital requirements and investment opportunities.

In addition, in the future, we expect to make payments pursuant to the Tax Receivable Agreement that we will enter into with NuDevco Retail Holdings, NuDevco Retail and Spark HoldCo in connection with this offering. Except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. If we were to defer substantial payment obligations under the Tax Receivable Agreement on an ongoing basis, the accrual of those obligations would reduce the availability of cash for other purposes but we would not be prohibited from paying dividends on our Class A common stock. See "Risk Factors—Risks Related to the Offering and our Class A Common Stock—We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant," "Risk Factors—Risks Related to the Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

services to estimate forecasted volumes. We seek to further mitigate the risk of extreme seasonal volume fluctuation by purchasing in advance additional supply for those periods with the highest potential for volatility.

Our in-house energy supply team also identifies wholesale natural gas arbitrage opportunities in conjunction with our retail procurement and hedging activities, which we refer to as asset optimization. These opportunities can include (i) optimizing the unused portion of storage and transportation assets allocated to us by the local regulated utility to support our retail load; (ii) capturing physical arbitrage opportunities using short or long-term transportation capacity; and (iii) maximizing our credit capacity by purchasing gas from affiliates and third parties and selling it at the same location to counterparties for whom we normally purchase retail supply. For additional detail regarding our asset optimization activities, please see "—Our Operations—Asset Optimization."

We actively manage our customer credit risk through a variety of strategies. In many of the utility services territories where we conduct business, the local regulated utility offers services for billing the customer, collecting payment from the customer and remitting payment to us. This service results in substantially all of our credit risk being linked to the applicable utility and not to our end-use customer in these territories. For the year ended December 31, 2013, approximately 47% of our retail revenues were derived from territories in which substantially all of our credit risk was directly linked to local regulated utility companies, all of which had investment grade ratings as of such date. During the same period, we paid these local regulated utilities a weighted average discount of less than 1.0% of total revenues for customer credit risk. In markets where the local regulated utilities are not responsible for customer credit risk, we attempt to manage this risk through formal credit review, in the case of commercial customers, and credit screening, deposits and, in some markets, disconnection for non-payment, in the case of residential customers.

We generated net income of $31.4 million and $26.1 million and Adjusted EBITDA of $33.5 million and $40.7 million for the years ended December 31, 2013 and 2012, respectively. For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP, please see "Prospectus Summary—Non-GAAP Financial Measures." Please see "Selected Historical and Unaudited Pro Forma Combined Financial and Operating Data."

We intend to pay a cash dividend each quarter to holders of our Class A common stock to the extent we have cash available for distribution to do so. Our targeted quarterly dividend will be $0.3625 per share of Class A common stock, or $1.45 per share on an annualized basis, which amount may be raised or lowered in the future without advance notice. Please see "Cash Dividend Policy."

Business Strategies

Our principal business objectives are to maintain stable cash flows and to grow our business by adding customers and optimizing our existing customer base. We expect to achieve these objectives by executing the following strategies:

- *Continued focus on operational diversification, gross margin optimization and customer lifetime value.* We plan to continue to focus our efforts on diversification of our customer base and optimization of gross margin and customer lifetime value in order to maintain stable cash flows. Maintaining diversity in our customer base across geography, commodity and product offerings allows us to mitigate risk, quickly react to changes in the retail energy environment and redirect our customer portfolio towards more profitable and customer value-enhancing opportunities.
- *Pursue growth opportunities in our existing retail energy markets.* We added over 44,800 customers, net of attrition, during the first five months of 2014. We plan to continue to grow our retail energy customer base within our existing markets using the full range of marketing resources available to us. We will continue to adjust our marketing model based on our estimations of cost, customer quality and market opportunities.

interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the exercise terms of an option, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. The LTIP administrator shall be limited in its administration of the LTIP only in the event that a performance award or annual incentive award intended to comply with section 162(m) of the Code requires the compensation committee to be composed solely of "outside" directors at a time when not all directors are considered "outside" directors for purposes of section 162(m) of the Code; at such time any director that is not qualified to grant or administer such an award will recuse himself from the compensation committee's actions with regard to that award.

Securities to be Offered

The maximum aggregate number of shares of common stock that may be issued pursuant to any and all awards under the LTIP shall not exceed 1,375,000 shares, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of awards, as provided under the LTIP.

If common stock subject to any award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because shares are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common stock or is otherwise terminated without a delivery of shares, those shares of common stock will again be available for issue, transfer or exercise pursuant to awards under the LTIP to the extent allowable by law.

Options. We may grant options to eligible persons including: (i) incentive options (only to our employees or those of our subsidiaries) which comply with section 422 of the Code; and (ii) nonstatutory options. The exercise price of each option granted under the LTIP will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of common stock as of the date of grant (or 110% of the fair market value for certain incentive options), nor may the option be re-priced without the prior approval of our stockholders. Options may be exercised as the compensation committee determines, but not later than ten years from the date of grant. The compensation committee will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the compensation committee, payment in common stock, other awards or other property) and the methods and forms in which common stock will be delivered to a participant.

Stock appreciation rights ("SARs") may be awarded in connection with an option (or as SARs that stand alone, as discussed below). SARs awarded in connection with an option will entitle the holder, upon exercise, to surrender the related option or portion thereof relating to the number of shares for which the SAR is exercised. The surrendered option or portion thereof will then cease to be exercisable. Such SAR is exercisable or transferable only to the extent that the related option is exercisable or transferable.

SARs. A SAR is the right to receive a share of Class A common stock, or an amount equal to the excess of the fair market value of one share of the Class A common stock on the date of exercise over the grant price of the SAR, as determined by the compensation committee. The exercise price of a share of Class A common stock subject to the SAR shall be determined by the compensation committee, but in no event shall that exercise price be less than the fair market value of the Class A common stock on the date of grant. The compensation committee will have the discretion to determine other terms and conditions of a SAR award.

Restricted stock awards. A restricted stock award is a grant of shares of Class A common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the

CORPORATE REORGANIZATION

Incorporation of Spark Energy, Inc.

Spark Energy, Inc. was incorporated by Spark Energy Ventures as a Delaware corporation in April 2014. Spark HoldCo, LLC was formed by Spark Energy Ventures as a Delaware limited liability company in April 2014. Spark Energy Ventures formed NuDevco in May 2014 to hold its investment in Spark Energy, Inc. and Spark HoldCo. In connection with the completion of this offering and following the transactions related thereto that are described below, (i) Spark Energy, Inc. will be a holding company whose sole material asset will consist of a managing membership interest in Spark HoldCo and (ii) Spark HoldCo will own all of the outstanding membership interests in each of SEG and SE, the operating subsidiaries through which we operate. After the consummation of this offering and the transactions described in this prospectus, Spark Energy, Inc. will be the sole managing member of Spark HoldCo, will be responsible for all operational, management and administrative decisions relating to Spark HoldCo's businesses and will consolidate the financial results of Spark HoldCo and its subsidiaries.

Prior to the completion of this offering, the following have occurred or will occur:

- SEG and SE were converted from limited partnerships into limited liability companies;
- SEG, SE and an affiliate will enter into an interborrower agreement, pursuant to which such affiliate will agree to be solely responsible for $31.0 million of outstanding indebtedness under our current credit facility, under which SEG, SE and the affiliate are co-borrowers, and SEG and SE will agree to be solely responsible for the remaining $10.0 million of indebtedness outstanding under our current credit facility;
- NuDevco Retail Holdings will contribute all of its interests in SEG and SE to Spark HoldCo in exchange for all of the outstanding units of Spark HoldCo (the "Spark HoldCo units") and will transfer 1% of those Spark HoldCo units to NuDevco Retail;
- NuDevco Retail Holdings will transfer Spark HoldCo units having a value of $50,000 to Spark Energy, Inc. in exchange for a promissory note from Spark Energy, Inc. in the principal amount of $50,000 (the "NuDevco Note"), and the limited liability company agreement of Spark HoldCo will be amended and restated to admit Spark Energy, Inc. as its sole managing member; and
- Spark Energy, Inc. will issue 10,750,000 shares of Class B common stock to Spark HoldCo, 10,612,500 of which Spark HoldCo will distribute to NuDevco Retail Holdings, and 137,500 of which Spark HoldCo will distribute to NuDevco Retail.

Immediately prior to the consummation of the offering and following the transactions described above, (i) NuDevco will own 13,747,500 Spark HoldCo units and all of the outstanding shares of Class B common stock of Spark Energy, Inc., (ii) Spark Energy, Inc. will own the managing member interest in Spark HoldCo and 2,500 Spark HoldCo units, and (iii) Spark HoldCo will wholly own SEG and SE. Spark Energy, Inc. will offer 3,000,000 newly-issued shares of Class A common stock hereby to the public (or 3,450,000 shares if the underwriters exercise their option to purchase additional shares in full) and will use the net proceeds from this offering to purchase 2,997,500 Spark HoldCo units (or 3,447,500 Spark HoldCo units if the underwriters exercise their option to purchase additional shares in full) from NuDevco Retail Holdings and to repay the NuDevco Note. In connection with any exercise of the underwriters' option to purchase additional shares of Class A common stock and our use of the proceeds from the exercise of that option to purchase additional Spark HoldCo units from NuDevco Retail Holdings, a corresponding number of shares of Class B common stock owned by NuDevco Retail Holdings will be cancelled. After giving effect to these transactions and this offering, Spark Energy, Inc. will own an approximate 21.82% interest in Spark HoldCo (or 25.09% if the underwriters' option to purchase additional shares is exercised in full), NuDevco Retail Holdings will own an approximate 77.18% interest in Spark HoldCo and

10,612,500 shares of Class B common stock (or a 73.91% interest in Spark HoldCo and 10,162,500 shares of Class B common stock if the underwriters' option to purchase additional shares is exercised in full) and NuDevco Retail will own a 1% interest in Spark HoldCo and 137,500 shares of Class B common stock. See "Use of Proceeds" and "Principal Stockholders." Following the offering, Spark Energy Ventures will distribute its 100% interest in NuDevco Retail Holdings to NuDevco Partners Holdings, LLC. The distribution will result in NuDevco Retail Holdings being a direct wholly owned subsidiary of NuDevco Partners Holdings, LLC. Spark Energy Ventures will remain a wholly owned subsidiary of NuDevco Partners Holdings and, following the distribution, will not beneficially own any Class B common stock.

In connection with the closing of the offering, we expect to enter into a new $70.0 million senior secured revolving credit facility, which we refer to as our new revolving credit facility. We will borrow approximately $10.0 million under our new revolving credit facility at the closing of this offering to repay in full the portion of outstanding indebtedness under our current credit facility that SEG and SE have agreed to be responsible for pursuant to an interborrower agreement between SEG, SE and an affiliate. The remainder of indebtedness outstanding under our current credit facility will be paid down by our affiliate with its own funds in connection with the closing of this offering pursuant to the terms of the interborrower agreement. Following this repayment, our current credit facility will be terminated. For more information regarding our new revolving credit facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Historical Cash Flows—Credit Facility."

Each share of Class B common stock, all of which will initially be held by NuDevco, has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. Please see "Description of Capital Stock." We do not intend to list Class B common stock on any stock exchange.

NuDevco will have the right to exchange (the "Exchange Right") all or a portion of its Spark HoldCo units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash at Spark Energy, Inc.'s or Spark HoldCo's election (the "Cash Option")) at an exchange ratio of one share of Class A common stock for each Spark HoldCo unit (and corresponding share of Class B common stock) exchanged, as described under "Certain Relationships and Related Party Transactions—Spark HoldCo LLC Agreement." In addition, NuDevco will have the right, under certain circumstances, to cause us to register the offer and resale of its shares of Class A common stock obtained pursuant to the Exchange Right as described under "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

We will enter into a Tax Receivable Agreement with Spark HoldCo, NuDevco Retail Holdings and NuDevco Retail. This agreement will generally provide for the payment by Spark Energy, Inc. to NuDevco of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Spark Energy, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the purchase by Spark Energy, Inc. of Spark HoldCo units from NuDevco Retail Holdings prior to or in connection with this offering, (ii) any tax basis increases resulting from the exchange of Spark HoldCo units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of Spark HoldCo units for cash pursuant to the Cash Option) and (iii) any imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Spark Energy, Inc. will retain the benefit of the remaining 15% of these tax savings. Spark Energy, Inc. may be required to defer or partially defer any payment due to the holders of rights under the Tax Receivable Agreement in certain circumstances during the five-year period commencing on October 1, 2014. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The following diagrams indicate our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised).

Organization Structure Following this Offering



W. Keith Maxwell III
100% ownership interest
NuDevco Partners, LLC
100% ownership interest
NuDevco Partners Holdings, LLC
100% ownership interest
NuDevco Retail Holdings, LLC and NuDevco Retail, LLC "NuDevco"
Public
10,750,000 shares of Class B common stock
• 78.18% of voting power in Spark Energy, Inc.
• not publicly traded
• one vote per share
• no economic rights
3,000,000 shares of Class A common stock
• 21.82% of voting power in Spark Energy, Inc.
• one vote per share
• 100% of economic interest in Spark Energy, Inc.
Spark Energy, Inc. NASDAQ: SPKE
10,750,000 Spark HoldCo, LLC Units
• represents 78.18% of the economic interest in Spark HoldCo, LLC
• not publicly traded
• no voting rights
Sole Managing Member and 3,000,000 Spark HoldCo, LLC Units
• represents 21.82% of the economic interest in Spark HoldCo, LLC
• not publicly traded
• 100% management power in Spark Holdco, LLC
Spark HoldCo, LLC "Spark HoldCo"
Spark Energy Gas, LLC "SEG"
Spark Energy, LLC "SE"

Offering

Only Class A common stock will be sold to investors pursuant to this offering. Immediately following this offering, there will be 3,000,000 shares of Class A common stock issued and outstanding and 10,750,000 shares of Class A common stock reserved for exchanges of Spark HoldCo units and a corresponding number of shares of Class B common stock pursuant to the Spark HoldCo LLC Agreement.

We estimate that our net proceeds from this offering will be approximately $52.3 million after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the proceeds to us will be approximately $60.7 million, after deducting underwriting discounts and commissions and structuring fees and estimated offering expenses. We intend to use net proceeds of this offering of approximately $52.3 million (or approximately $60.7 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to acquire Spark HoldCo units representing approximately 21.82% (or approximately 25.09% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the outstanding Spark HoldCo units after this offering, from NuDevco and to repay the NuDevco Note. See "Use of Proceeds."

As a result of the corporate reorganization and the offering described above (and prior to any exchanges of Spark HoldCo units):

- the investors in this offering will collectively own 3,000,000 shares of Class A common stock (or 3,450,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
- Spark Energy, Inc. will hold 3,000,000 Spark HoldCo units (or 3,450,000 Spark HoldCo units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
- NuDevco will hold 10,750,000 shares of Class B common stock and a corresponding number of Spark HoldCo units (or 10,300,000 shares of Class B common stock and 10,300,000 Spark HoldCo units if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and
- the investors in this offering will collectively hold 21.82% of the voting power in us (or 25.09% of the voting power in us if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and
- NuDevco will hold 78.18% of the voting power in us (or 74.91% of the voting power in us if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Holding Company Structure

Our post-offering organizational structure will allow NuDevco to retain its equity ownership in Spark HoldCo, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in us, and we are classified as a domestic corporation for U.S. federal income tax purposes. We believe that NuDevco finds it advantageous to hold its equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. The ultimate owner of NuDevco will generally incur U.S. federal, state and local income taxes on its proportionate share of any taxable income of Spark HoldCo.

In addition, pursuant to our certificate of incorporation and the Spark HoldCo LLC Agreement, our capital structure and the capital structure of Spark HoldCo will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the Spark HoldCo units and our Class A common stock, among other things.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common units, will be owned by:

- each person or group known to us to beneficially own more than 5% of any class of our outstanding voting securities;
- each member of our board of directors and any director nominee;
- each of our named executive officers; and
- all of our directors, director nominees and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 2105 CityWest Blvd., Suite 100, Houston, Texas, 77042.

We have granted the underwriters the option to purchase up to an additional 450,000 shares of Class A common stock.

| Name of beneficial owner | Class A common stock to be beneficially owned following the offering[1] | | Class B common stock to be beneficially owned following the offering[1] | | Combined voting power[2] |
	Number	Percentage	Number	Percentage	
Five percent stockholders:					
NuDevco Partners, LLC[3]	—	—%	10,750,000	100%	78.18%
Directors, director nominees and named executive officers:					
W. Keith Maxwell III[3]	—	—%	10,750,000	100%	78.18%
Nathan Kroeker	—	—%	—	—	—%
Allison Wall	—	—%	—	—	—%
James G. Jones II	—	—%	—	—	—%
John Eads	—	—%	—	—	—%
Kenneth M. Hartwick	—	—%	—	—	—%
Directors, director nominees and current executive officers as a group (8 total)	—	—%		%	—%

---

* Less than one percent

(1) NuDevco will have the right to exchange all or a portion of its Spark HoldCo units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash at Spark Energy, Inc.'s or Spark HoldCo's election) at an exchange ratio of one share of Class A common stock for each Spark HoldCo unit (and corresponding share of Class B common stock) exchanged. For additional information, please see "Certain Relationships and Related Party Transactions—Spark HoldCo LLC Agreement." Excludes the following number of restricted stock units to be issued under our LTIP in connection with the consummation of this offering: 50,000 restricted stock units to Mr. Kroeker; 25,000 restricted stock units to Ms. Hodges; 25,000 restricted stock units to Ms. Wall; 3,750 restricted stock units to Mr. Jones; 3,750 restricted stock units to Mr. Eads; and 3,750 restricted stock units to Mr. Hartwick.

(2) Represents the percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. Each share of Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.

(3) NuDevco Partners, LLC, a Texas limited liability company, is the sole member of NuDevco Partners Holdings, LLC, a Texas limited liability company, which is the sole member of NuDevco Retail Holdings, LLC, which owns a 100% interest in NuDevco Retail, LLC, and may therefore be deemed to beneficially own the shares of Class A common stock and Class B common stock held by NuDevco. W. Keith Maxwell III is the sole member of NuDevco Partners, LLC and may therefore be deemed to beneficially own the shares of Class A common stock and Class B common stock held by NuDevco. If the underwriters exercise their option to purchase additional Class A common stock in full and we use the net proceeds therefrom to purchase additional Spark HoldCo units and cancel the corresponding number of shares of Class B common stock, the number of shares of Class B common stock owned by NuDevco Partners, LLC would be 10,300,000, resulting in a voting power of NuDevco Partners, LLC of 74.91%.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Spark Energy, Inc. will consist of 120,000,000 shares of Class A common stock, $0.01 par value per share, of which 3,000,000 shares will be issued and outstanding, 60,000,000 shares of Class B common stock, $0.01 par value per share, of which 10,750,000 shares will be issued and outstanding and 20,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and certificate of incorporation and bylaws of Spark Energy, Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, NuDevco will receive one share of Class B common stock for each Spark HoldCo unit that it holds. Accordingly, NuDevco will have a number of votes in Spark Energy, Inc. equal to the aggregate number of Spark HoldCo units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The holders of Class B common stock do not have cumulative voting rights in the election of directors.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Spark Energy, Inc.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 20,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

In our amended and restated certificate of incorporation, we have elected not to be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers until the date on which W. Keith Maxwell III no longer beneficially owns in the aggregate more than fifteen percent of the outstanding Class A common stock and Class B common stock. On and after such date, we will be subject to the provisions of Section 203 of the DGCL.

In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NASDAQ Global Market, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

- the transaction is approved by the board of directors before the date the interested shareholder attained that status;
- upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 3,000,000 shares of Class A common stock. All 3,000,000 shares of our Class A common stock sold in this offering (or 3,450,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates" as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below under "—Rule 144."

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Spark HoldCo LLC Agreement, NuDevco will have the right to exchange all or a portion of its Spark HoldCo units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash pursuant to the Cash Option) at an exchange ratio of one share of Class A common stock for each Spark HoldCo unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, NuDevco will hold 10,750,000 Spark HoldCo units, all of which (together with a corresponding number of shares of our Class B common stock) will be exchangeable for shares of our Class A common stock. See "Certain Relationships and Related Party Transactions—Spark HoldCo LLC Agreement." The shares of Class A common stock we issue upon such exchanges would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with NuDevco Retail Holdings and NuDevco Retail that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Lock-up Agreements

We, all of our executive officers, directors and certain affiliates, including NuDevco, have agreed not to sell or transfer any shares of Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 180 days after the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information below assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of Class A common stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount[1]	$	$	$
Proceeds, before expenses, to us[1][2]	$	$	$

(1) Includes a structuring fee equal to 0.50% of the gross proceeds of this offering payable to Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated.

(2) None of the net proceeds from this offering will be retained by Spark Energy, Inc. Please see "Use of Proceeds."

The expenses of the offering, not including the underwriting discount or the structuring fee, are estimated at $3.5 million. Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated will receive a structuring fee equal to 0.50% of the gross proceeds of this offering (including any proceeds from the exercise of the option of purchase additional shares of Class A common stock) for the evaluation, analysis and structuring of the Company. The underwriters will also be reimbursed for certain expenses attributable to filings with the Financial Industry Regulatory Authority, or FINRA and for the registration or qualification of the Class A common stock under blue sky laws.

Option to Purchase Additional Shares of Class A Common Stock

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 450,000 shares of Class A common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We, all of our executive officers, directors and certain affiliates, including NuDevco, have agreed not to sell or transfer any shares of Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Robert W. Baird & Co. Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions set forth below, not to directly or indirectly:

- offer, sell, contract to sell, pledge, hypothecate or establish a put equivalent position with respect to any shares of Class A common stock;
- grant any option, right or warrant for the sale of any shares of Class A common stock;
- purchase any option or contract to sell any shares of Class A common stock;
- sell any option or contract to purchase any shares of Class A common stock;
- otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly any shares of Class A common stock;
- request or demand that we file a registration statement related to the Class A common stock; or
- enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of Class A common stock whether any such swap or transaction is to be settled by delivery of shares of Class A common stock or other securities, in cash or otherwise.

SPARK ENERGY, INC.
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma combined financial statements of Spark Energy, Inc. (the "Company") as of March 31, 2014, and for the year ended December 31, 2013 and the three months ended March 31, 2014, are derived from the historical combined financial statements of the combined business and assets of the retail natural gas business and asset optimization activities of Spark Energy Gas, LLC ("SEG") and the retail electricity business of Spark Energy, LLC ("SE" and, together with SEG, the "Operating Subsidiaries") set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes contained therein. These unaudited pro forma combined financial statements have been prepared to reflect the Company's formation and reorganization in connection with this offering, initial public offering (the "Offering") and use of proceeds therefrom and other related transactions.

The unaudited pro forma combined balance sheet and the unaudited pro forma combined statements of operations (together with the notes to the unaudited pro forma combined financial statements, the "pro forma financial statements") were derived by adjusting the historical audited combined financial statements of the Company, in the case of the unaudited pro forma combined statement of operations for the year ended December 31, 2013, and the unaudited combined financial statements of the Company as of and for the three months ended March 31, 2014, in the case of the unaudited pro forma combined financial statements of the Company as of and for the three months ended March 31, 2014. The adjustments are based upon currently available information and certain estimates and assumptions. Actual effects of the transactions may differ from the pro forma adjustments. Management believes, however, that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable and give appropriate effect to those assumptions and are properly applied in these pro forma financial statements.

The pro forma adjustments have been prepared as if the Offering and the related transactions had taken place on March 31, 2014, in the case of the unaudited pro forma combined balance sheet, and as if the Offering and the related transactions had taken place as of January 1, 2013, in the case of the unaudited pro forma combined statement of operations. The pro forma combined financial statements have been prepared as if the Company will be treated as a corporation for federal income tax purposes. The pro forma combined financial statements should be read in conjunction with the notes accompanying such pro forma combined financial statements and with our historical audited combined financial statements, as well as "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this prospectus.

The unaudited pro forma combined financial statements give pro forma effect to the following adjustments, among others:

- NuDevco Retail Holdings, LLC's ("NuDevco Retail Holdings") contribution of all of its membership interest in the Operating Subsidiaries to Spark HoldCo, LLC ("Spark HoldCo"), in exchange for 13,750,000 Spark HoldCo membership units ("Spark HoldCo Units") and its transfer of 1% of such units to NuDevco Retail, LLC ("NuDevco Retail" and, together with NuDevco Retail Holdings, "NuDevco");
- NuDevco Retail Holdings' transfer of 2,500 Spark HoldCo Units to the Company in exchange for a $50,000 note issued by the Company to NuDevco Retail Holdings (the "NuDevco Note"), as well as the amendment of Spark HoldCo LLC Agreement to admit the Company as its sole managing member;
- the issuance of 10,750,000 shares of the Company's Class B common stock to Spark HoldCo, and the subsequent distribution by Spark HoldCo to NuDevco Retail Holdings and NuDevco Retail of 10,612,500 and 137,500 shares of Class B common stock, respectively, received from the Company;

- the adjustments associated with the change in tax status to a corporation;
- the issuance of 3,000,000 shares of the Company's Class A common stock to the public in connection with the Offering;
- the purchase by the Company of 2,997,500 Spark HoldCo Units from NuDevco Retail Holdings using the net proceeds raised in connection with the Offering, and the repayment by the Company of the NuDevco Note;
- an estimate of the liability associated with the Tax Receivable Agreement (see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement") the Company will enter into as part of the reorganization (see "Prospectus Summary—Corporate Reorganization") and the corresponding deferred tax asset (assuming the underwriters do not exercise the option to purchase additional shares of Class A common stock from the Company and there are no future exchanges);
- Spark HoldCo's entry into a new $70 million revolving credit facility, borrowing of $10 million and entry into $15 million in letters of credit under the new revolving credit facility, and the amortization of deferred financing costs and unused commitment fee associated with the revolving credit facility;
- the repayment by the Company of the $10 million of debt outstanding under the existing credit facility with the proceeds of the Company's new credit facility borrowings and the assumption pursuant to an interborrower agreement by one of the Company's affiliates, who is also a co-borrower under the agreement, of the remaining $24 million of debt outstanding under the existing credit facility; and
- the recognition of non-controlling interests in Spark HoldCo held by NuDevco Retail Holdings and NuDevco Retail.

The unaudited pro forma combined financial information presented assumes the underwriters do not exercise the option to purchase 450,000 shares of Class A common stock from NuDevco.

The pro forma financial statements do not give effect to an estimated $3.0 million in incremental general and administrative expenses that the Company expects to incur annually as a result of being a separate publicly-traded company. The pro forma financial statements are presented for illustrative purposes only and do not purport to indicate the financial condition or results of operations that actually would have been realized had the Offering, and the related transactions, been consummated on the dates or for the periods presented.

The pro forma combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

SPARK ENERGY, INC.
UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF MARCH 31, 2014
(in thousands)

	Spark Energy, Inc. Historical	Pro Forma Adjustments	Pro Forma Spark Energy Inc.
Assets			
Current assets			
Cash and cash equivalents	$ 4,755	$ (550)[(a)(c)(e)(g)]	$ 4,205
Accounts receivable, net of allowance for doubtful accounts	87,368	—	87,368
Accounts receivable-affiliates	7,329	—	7,329
Fair value of derivative assets	4,075	—	4,075
Customer acquisition costs	7,527	—	7,527
Prepaid assets	2,019	—	2,019
Other current assets	6,647	(126)[(d)(e)]	5,485
Total current assets	119,720	676	118,008
Property, plant and equipment, net	4,614	—	4,614
Fair value of derivative assets	2	—	2
Customer acquisition costs	3,408	—	3,408
Deferred tax assets	—	25,831[(f)]	25,831
Other assets	89	193[(d)(e)]	282
Total assets	$127,833	$ 25,348	$152,145
Liabilities and Member's / Stockholders' Equity			
Current liabilities:			
Accounts payable	$ 54,796	$ —	$ 54,796
Accrued liabilities	7,347	—	7,347
Fair value of derivative liabilities	2,505	—	2,505
Note payable	34,000	(24,000)[(d)]	10,000
Other current liabilities	1,036	—	1,036
Total current liabilities	99,684	(24,000)	75,684
Long term liabilities:			
Tax receivable agreement liability	—	21,973[(f)]	21,973
Fair value of derivative liabilities	84	—	84
Total liabilities	99,768	(2,027)	96,705
Member's / Stockholders' equity:			
Member's equity	28,065	28,065[(b)]	—
Class A common stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 120,000,000 shares authorized (pro forma, as adjusted); 3,000,000 shares issued and outstanding (pro forma, as adjusted)			30
Class B common stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 60,000,000 shares authorized (pro forma, as adjusted); 10,750,000 shares issued and outstanding (pro forma, as adjusted)	—		108
Preferred stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 20,000,000 shares authorized (pro forma, as adjusted); no shares issued and outstanding (pro forma, as adjusted)	—	—	—
Additional paid-in capital	—	15,168[(c)(f)(g)]	14,936
Total member's / stockholders' equity	28,065	(12,829)	15,074
Non-controlling interest	—	40,272[(b)(d)(g)]	40,366
Total member's / stockholders' equity and non-controlling interest	28,065	27,375	55,440
Total liabilities and member's / stockholders' equity and Non-controlling interest	$127,833	$ 25,348	$152,145

The accompanying notes are an integral part of these pro forma financial statements

SPARK ENERGY, INC.
UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED
MARCH 31, 2014
(in thousands)

	Spark Energy, Inc. Historical	Pro Forma Adjustments	Pro Forma Spark Energy Inc.
Revenues			
Retail revenues (including retail revenues—affiliates of $1,489)	$104,352	$ —	$104,352
Net asset optimization revenues (including asset optimization revenues-affiliates of $2,500, and asset optimization revenues—affiliates costs of revenues of $7,900)	1,624	—	1,624
Total revenues	105,976	—	105,976
Operating expenses:			
Retail cost of revenues (including retail cost of revenues-affiliates of less than $0.1 million)	88,121	—	88,121
General and administrative	8,113	—	8,113
Depreciation and amortization	2,959	—	2,959
Total operating expenses	99,193	—	99,193
Operating income	6,783	—	6,783
Other (expense)/income			
Interest expense	(313)	17[(h)(i)]	(296)
Interest and other income	70	—	70
Total other (expenses)/income	(243)	17	(226)
Income before income tax expense	6,540	17	6,557
Income tax expense	32	511[(j)]	543
Net income	$ 6,508	$ (494)	$ 6,014
Less: Net income attributable to non-controlling interest	—	5,126[(k)]	5,126
Net income attributable to stockholders	$ 6,508	$5,620	$ 888
Pro forma net income per common share			
Basic[(l)]	$	$	$
Diluted[(l)]			
Weighted average pro forma common shares outstanding			
Basic[(l)]			
Diluted[(l)]			

The accompanying notes are an integral part of these pro forma financial statements

SPARK ENERGY, INC.
UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 2013
(in thousands)

	Spark Energy, Inc. Historical	Pro Forma Adjustments	Pro Forma Spark Energy Inc.
Revenues			
Retail revenues (including retail revenues—affiliates of $4,022) ..	$316,776	$ —	$316,776
Net asset optimization revenues (including asset optimization revenues-affiliates of $14,940 for 2013, and asset optimization revenues—affiliates costs of revenues of $15,928)	314	—	314
Total revenues	317,090	—	317,090
Operating expenses:			
Retail cost of revenues (including retail cost of revenues-affiliates of $55)	233,026	—	233,026
General and administrative	35,020	—	35,020
Depreciation and amortization	16,215	—	16,215
Total operating expenses	284,261	—	284,261
Operating income	32,829	—	32,829
Other (expense)/income			
Interest expense	(1,714)	531 [(h)(i)]	(1,183)
Interest and other income	353	—	353
Total other (expenses)/income	(1,361)	531	(830)
Income before income tax expense	31,468	531	31,999
Income tax expense	56	2,574 [(j)]	2,630
Net income	$ 31,412	$ (2,043)	$ 29,369
Less: Net income attributable to non-controlling interest	—	25,017 [(k)]	25,017
Net income attributable to stockholders	$ 31,412	$(27,060)	$ 4,332
Pro forma net income per common share			
Basic [(l)]	$	$	$
Diluted [(l)]			
Weighted average pro forma common shares outstanding			
Basic [(l)]			
Diluted [(l)]			

The accompanying notes are an integral part of these pro forma financial statements

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(a) Represents the net pro forma adjustment to cash and cash equivalents related to the sources and uses of proceeds of the Offering and the borrowings under our new credit facility and payment under our existing credit facility.

(in thousands)		
Gross proceeds from Offering	$ 60,000	see note c
Underwriting discount, structuring fees and other expenses purchases and costs of the Offering	(7,700)	see note c
Repayment of the $50,000 due to Spark Energy Ventures under the NuDevco Note	(50)	see note c
Pro forma adjustment to Stockholders equity	(52,300)	see note g
Deferred financing costs paid	(500)	see note e
Borrowings under new credit facility	10,000	see note d
Repayment of borrowings under existing credit facility	(10,000)	see note d
	$ (550)	

(b) Reflects the elimination of Member's equity in connection with its reclassification to Stockholders' equity.

(c) Represents the net adjustment to Additional paid-in-capital from the offering proceeds and the repayment of the NuDevco Note:

(in thousands)	
Gross proceeds from the Offering	$60,000
Underwriting discount, structuring fees and other expenses and costs of the Offering	(7,700)
Repayment of the $50,000 due to NuDevco under the NuDevco Note	(50)
Pro forma net adjustment to Additional paid-in-capital	$52,250

(d) Reflects the Company's borrowing of $10 million under its new revolving credit facility to be executed at the closing of the Offering, the repayment of $10 million of borrowings under the existing credit facility with proceeds from borrowings under the new credit facility and assumption pursuant to an interborrower agreement of the remaining $24 million of borrowings outstanding under the existing credit facility by one of the Company's affiliates, who is also a co-borrower under the agreement, and the write off of related deferred financing costs upon the termination of our existing credit facility.

(in thousands)	As of March 31, 2014
Assumption of borrowings by affiliate	$24,000
Other current assets—deferred financing cost (existing)	$ (376)
Other assets—deferred financing cost (existing)	$ (57)
Pro forma net adjustment to Non-controlling interest in Spark HoldCo	$23,567

(e) Reflects deferred financing cost paid in connection with a new two-year revolving credit facility to be executed upon closing of the Offering.

(in thousands)	As of March 31, 2014
Other current assets—deferred financing cost (new)	$250
Other assets—deferred financing cost (new)	$250

(f) Reflects adjustments to give effect to the Tax Receivable Agreement (see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement") based on the following assumptions:

- an increase of $25,831 in Deferred tax assets for the estimated income tax effects of the increase in tax basis resulting from the purchase by the Company of Spark HoldCo Units from NuDevco Retail Holdings prior to or in connection with the offering, based on an effective income tax rate of 37.5% (which includes a provision for U.S. federal, state and local income taxes);
- the recognition of a $21,973 Tax Receivable Agreement liability, representing 85% of the estimated net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the Offering as a result of (i) any tax basis increases resulting from the purchase by the Company of Spark HoldCo Units from NuDevco Retail Holdings prior to or in connection with the Offering, (ii) the tax basis increases resulting from the exchange of Spark HoldCo units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of Spark HoldCo Units for cash pursuant to the cash option), and (iii) certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments the Company makes under the Tax Receivable Agreement; and
- an increase to Stockholders' equity of $3,858, which is an amount equal to the difference between the increase in Deferred tax assets and the recognition of Tax Receivable Agreement liability due to NuDevco.

(g) Reflects the purchase by the Company of a 21.82% controlling interest in Spark HoldCo [1]

(in thousands)	
Impact to Additional paid-in-capital	$(40,940)
Impact to Non-controlling interest	$(11,360)
Pro forma adjustment to Stockholders' equity	$(52,300)

_____

(1) Following the consummation of this offering, NuDevco will hold 10,750,000 Spark HoldCo Units, representing a 78.18% economic interest in Spark HoldCo, and we will hold 3,000,000 Spark HoldCo Units, as well the managing member interest, representing a 21.82% economic interest in Spark HoldCo. We will control Spark HoldCo through our ownership of the managing member interest and hence consolidate Spark HoldCo's financial position and results of operations. For the purposes of these pro forma financial statements we have assumed the underwriters do not exercise their option to purchase 450,000 shares of Class A common stock from the Company.

(h) Reflects amortization of deferred financing cost over a two-year period and unused commitment fees of approximately 0.5% related to the new revolving credit facility to be entered into at the closing of the Offering.

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
	(in thousands)	(in thousands)
Amortization of deferred financing cost (new)	$250	$63
Unused commitment fees (new)	$225	$56

(i) Reflects the adjustment to Interest expense, including letter of credit fees, on the existing credit facility and amortization of historical deferred financing cost, assuming the settlement in full of the existing credit facility on January 1, 2013, and estimated interest expense associated with the new revolving credit facility to be executed at the closing of the Offering based on the current interest rate of approximately 4.1%. The Company has assumed the new credit facility was drawn in the amount of $10 million for the pro forma period presented. The Company has also assumed outstanding letters of credit of $15 million for the pro forma period presented at a rate of approximately 2.0%. Interest expense would increase or decrease by approximately $63,000 and $16,000 if the interest rate and letter of credit fees increased or decreased by 25 basis points for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
	(in thousands)	(in thousands)
Interest expense and amortization of deferred financing cost (existing)	$(1,714)	$(313)
Estimated interest expense associated with the new revolving credit facility	$ 708	$ 177

(j) Reflects an increase of $2,574 and $511 for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively in income tax expense resulting from the impact of the conversion from a disregarded entity for federal and state income tax purposes to a C corporation, including the tax impact of pro forma adjustment.

(k) Reflects the net income attributable to the non-controlling interest in Spark HoldCo of $25,017 and $5,126 for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

(l) Reflects basic and diluted income per common share for issuance of shares of common stock in the corporate reorganization.

	Three months ended March 31, 2014	Year ended December 31, 2013
Pro Forma Earnings Per Share		
Basic EPS		
Numerator:		
Basic net income attributable to stockholders	$ 888	$ 4,352
Denominator:		
Basic weighted average shares outstanding	3,000,000	3,000,000
Basic EPS attributable to stockholders	$ —	$ —
Diluted EPS	0.30	1.45
Numerator:		
Net income attributable to stockholders	$ 888	$ 4,352
Effect of conversion		
Diluted net income attributable to stockholders	$ —	$ —
Denominator:		
Basic weighted average shares outstanding		
Effect of conversion		
Diluted weighted average shares outstanding		
Diluted EPS attributable to stockholders	$ —	$ —

3,000,000 Shares Class A Common Stock



SPARK ENERGY, INC.

PROSPECTUS

Baird | **Stifel**

Janney Montgomery Scott | Wunderlich Securities

BB&T Capital Markets | J.J.B. Hilliard, W.L. Lyons, LLC | U.S. Capital Advisors

SOCIETE GENERALE | Natixis | RB International Markets

You should rely only on the information contained in this prospectus or in any free writing prospectus Spark Energy, Inc. may authorize to be delivered to you. Until , 2014 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in the trust units, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

, 2014